Putnam                                                          811-7513
High Yield
Trust II

SEMIANNUAL REPORT ON PERFORMANCE AND OUTLOOK

2-28-02

[SCALE LOGO OMITTED]

FROM THE TRUSTEES

[GRAPHIC OMITTED: PHOTO OF JOHN A. HILL AND GEORGE PUTNAM III]

Dear Fellow Shareholder:

After a semiannual period marked by negative economic and market news, beginning with the traumatic events of September 11 and climaxing with the Enron collapse, Putnam High Yield Trust II closed its books with a loss. The management team will explain in the following pages the reasons for the loss and discuss expectations for the future.

The management team's discussion will provide you with a good understanding of what has been driving your fund's performance. As you read, you may notice that the team is listed, rather than individual managers. This more accurately reflects the manner in which your fund is managed, as well as Putnam's belief that mutual funds are more effectively overseen by teams.

In addition, after lengthy discussions and working sessions between Management and the Board of Trustees, your Trustees have agreed to recommend the mergers of several funds in order to provide shareholders with more focused products. Your fund has been proposed for merger into Putnam High Yield Trust, which has a similar investment objective and strategy. For more details, see page 6.

We know that Putnam Investments values its relationship with you and its other shareholders, and appreciates your loyalty through the restructuring of its staff and products to pursue superior investment performance in the future.

Respectfully yours,

/S/ JOHN A. HILL            /S/ GEORGE PUTNAM, III

John A. Hill                George Putnam, III
Chairman of the Trustees    President of the Funds
April 11, 2002

REPORT FROM FUND MANAGEMENT

This fund is managed by the
Putnam Core Fixed-Income High-Yield Team

High-yield bonds endured a volatile six months ended February 28, 2002 -- the first half of the 2002 fiscal year for Putnam High Yield Trust II -- largely due to the severe downdraft caused by the terrorist attacks of September 11, 2001. The high-yield market recovered from that point, but not enough to finish the six-month period on the positive side of the ledger. While your fund's returns show a modest loss for the period, its results were ahead of the average for its Lipper category -- which indicates to us that our strategies have been effective in limiting losses throughout this turbulent period. See page 7 for more details.

Total return for 6 months ended 2/28/02

      Class A        Class B         Class C         Class M
    NAV    POP      NAV   CDSC      NAV  CDSC      NAV    POP
-----------------------------------------------------------------------
  -0.82%  -5.52%  -1.19% -5.86%   -1.19% -2.12%   -0.95% -4.23%
-----------------------------------------------------------------------

Past performance does not indicate future results. Performance information for longer periods and explanation of performance calculation methods begin on page 7.

* STRATEGY SHIFT HELPED PERFORMANCE AFTER SEPTEMBER 11

The events of September 11 further challenged a high-yield market that was already enduring a difficult stretch. Even though the Federal Reserve Board aggressively cut short-term interest rates in order to support growth, corporate earnings remained weak, negatively affecting both stocks and the equity-sensitive high-yield market. Nevertheless, high-yield bond prices steadied in October and enjoyed a significant rally in November. Since that time, the environment has been mixed. Signs suggest that the economy is recovering and defaults may be poised to decline. However, corporate securities have recently felt the impact of the Enron bankruptcy, as investors looked even more closely at corporate accounting policies and the transparency of each firm's operations. Any irregularities in these areas have been met by punishing declines in stock and bond prices.

[GRAPHIC OMITTED: horizontal bar chart TOP INDUSTRY SECTORS]

TOP INDUSTRY SECTORS*

Basic materials            10.3%

Communication
services                    8.4%

Broadcasting                8.2%

Capital goods               7.7%

Gaming and
lottery                     6.9%

Footnote reads:
*Based on net assets as of 2/28/02. Holdings will vary over time.


Our targeting of two types of bonds helped drive the portfolio's performance during the period. The first were bonds unduly punished by the market after September 11. These beaten-down securities gave us the opportunity to add solid investments at attractive price levels. Our investment in Young Broadcasting bonds was a good example of this kind of opportunity. This firm owns television stations across the United States, and its bonds declined markedly after the September 11 attacks due to concerns that a weak economy would hurt the advertising market. We purchased some of the bonds at these low price levels and have since seen them recover sharply, the result of both the company's sale of some stations to bolster its balance sheet and renewed optimism about the future direction of the economy.

We also focused attention on "fallen angels," bonds issued by companies that were previously investment grade but had been downgraded to high yield, as well as companies still rated investment grade whose bonds started to trade at high-yield levels. Because of the discrepancies in value between the investment-grade and high-yield bond markets, fallen angels often present attractive opportunities to investors who react quickly. We believe we are in a position to take advantage of these situations because of the strong lines of communication between Putnam's research professionals who cover the investment-grade, high-yield, and equity markets. Examples of fallen angels purchased at lower prices that have since rebounded include Millennium Chemical and Equistar Chemicals; the holding companies of Northwest and Continental Airlines; paper and forest products company Bowater; and conglomerate Tyco International. While these holdings, along with others discussed in this report, were viewed favorably at the end of the period, all portfolio holdings are subject to review and adjustment in accordance with the fund's strategy and may vary in the future.

Fund Profile

Putnam High Yield Trust II seeks high current income through a portfolio of high-yielding, lower-rated corporate bonds that are carefully researched and broadly diversified across different industry sectors. It has a secondary objective of capital growth when consistent with high current income. This fund is suitable for investors who can accept a higher level of risk in exchange for a potentially higher level of income than that available from higher-quality bonds.

During a difficult six months, the fund suffered from the poor performance of some of its investments, including American Tower, which owns cellular and digital communications towers. These bonds weakened along with the stocks and bonds of wireless companies because of investor concerns that growth in this area was slowing. We took the opportunity to add to these securities because we believed that the industry has strong growth prospects, especially when comparing the under- penetration of cellular and digital service in the United States with the market development of the industry in a number of industrialized countries.

* FUND'S POSITIONING EXPLAINED COMPETITIVE PERFORMANCE RESULTS

While your fund's returns were ahead of other funds in its Lipper category, its performance lagged that of its benchmark, the Credit Suisse First Boston High Yield Index, over the period. We believe there are two primary reasons for the fund's underperformance. Over this period, bonds in the upper tiers of the high-yield market had posted the best performance, reflecting investors' widespread craving for quality in a period of economic weakness. Most mutual funds diversify their holdings across the different levels of credit quality available in the high-yield market in order to provide attractive yields, using their in-house research to identify lower-quality bonds whose yield advantages provide appropriate compensation for their added risk. Consequently, a high-yield mutual fund will typically have a lower overall credit quality than the CSFB High Yield Index and will lag the index during periods when higher-quality bonds are favored. However, in a stronger high-yield market, which we expect to develop in the coming year, lower-quality tiers should outperform.


[GRAPHIC OMITTED: TOP 10 HOLDINGS]

TOP 10 HOLDINGS

Allied Waste Industries, Inc.
company guaranty Ser. B, 10s, 2009
Capital goods

Echostar Broadband Corp.
sr. notes 10 3/8s, 2007
Broadcasting

Adelphia Communications Corp.
sr. notes 10 1/4s, 2011
Cable television

Charter Communications
Holdings, LLC
sr. notes 11 1/8s, 2011
Cable television

Paxson Communications Corp.
13.25% cum. pfd.
Broadcasting

HMH Properties, Inc.
company guaranty Ser. B, 7 7/8s, 2008
Lodging/tourism

ISP Chemco, Inc.
company guaranty Ser. B, 10 1/4s, 2011
Basic materials

CSC Holdings, Inc.
Ser. M, $11.125 cum. pfd.
Cable television

Young Broadcasting, Inc.
company guaranty 10s, 2011
Broadcasting

Trump Castle Funding, Inc.
sub. notes 1014s, 2003
Gaming & lottery

Footnote reads:
These holdings represent 7.7% of the fund's net assets as of 2/28/02. Portfolio holdings will vary over time.


In addition, bonds issued by companies with a market capitalization of $300 million or smaller outperformed larger-cap companies during the six-month period. While your fund does invest in some of these smaller-cap bonds, it does not do so heavily because they are not very easily traded. The index, on the other hand, includes a higher percentage of smaller issues.

Looking to the fund's strong performance against its peers, we would highlight a number of factors. First, the fund carried an underweighted position in the telecommunications sector relative to other funds and this approach worked well as telecom bonds continued to struggle. In addition, after September 11, we increased the fund's weightings in cyclical industries such as chemicals, forest products, and aerospace. These industries have since rebounded sharply.

* TEAM HOLDS POSITIVE OUTLOOK

A number of factors spark our optimism regarding the prospects for the high-yield market. First, we appear to be reaching a peak in defaults and signs of an improvement in the economy have appeared. High-yield bonds should benefit as the economy recovers. Secondly, the yield curve -- a representation of the difference between short- and long-term interest rates -- is currently steep, with short-term yields at very low levels. This environment should help stimulate cash flows into the high-yield market, because it encourages bond investors to invest in higher-yielding securities. In addition, the overall credit quality of new issues coming to market is better than what we witnessed in the late 1990s, when many companies of questionable credit quality were able to issue high-yield debt. These were the firms that went out of business and contributed to the high default rate during the past two years. Finally, high-yield bonds remain attractively valued, especially when compared to alternative investments. In our opinion, all these factors should help bring about a more favorable environment for the fund in the second half of fiscal 2002.

The views expressed here are exclusively those of Putnam Management. They are not meant as investment advice. Although the described holdings were viewed favorably as of 2/28/02, there is no guarantee the fund will continue to hold these securities in the future. Lower-rated bonds may offer higher yields in return for more risk.


PUTNAM HIGH YIELD TRUST II TO MERGE INTO PUTNAM HIGH YIELD TRUST

After careful study and lengthy working sessions with Putnam Investment Management, your fund's Trustees have agreed to recommend the merger of Putnam High Yield Trust II into Putnam High Yield Trust, which is reopening to new investors. Because the two funds have the same objectives and are run by the same management team, the Trustees have determined that the merger does not require shareholder approval. Furthermore, combining the funds should enable shareholders to benefit from reduced expenses and greater economies of scale.

Because of the pending merger, Putnam High Yield Trust II is closing to new investors as of April 15, 2002. Current shareholders who wish to make additional investments or who are reinvesting their distributions may continue to do so. We expect the merger to take place before the end of June. Additional information will be sent to you separately.

Putnam High Yield Trust follows the same fiscal year schedule as Putnam High Yield Trust II, so you can expect to receive your next shareholder report after the close of the fiscal year on August 31, 2002.


A NOTE ABOUT DUPLICATE MAILINGS

In response to investors' requests, the SEC has modified mailing regulations for proxy statements, semiannual and annual reports, and prospectuses. Putnam is now able to send a single copy of these materials to customers who share the same address. This change will automatically apply to all shareholders except those who notify us. If you would prefer to receive your own copy, please call Putnam at 1-800-225-1581.


PERFORMANCE SUMMARY

This section provides information about your fund's performance, which should always be considered in light of its investment strategy.

TOTAL RETURN FOR PERIODS ENDED 2/28/02

                     Class A         Class B         Class C         Class M
(inception dates)   (12/31/97)      (12/31/97)      (7/26/99)       (12/31/97)
                   NAV     POP     NAV    CDSC     NAV    CDSC     NAV     POP
------------------------------------------------------------------------------
6 months         -0.82%  -5.52%  -1.19%  -5.86%  -1.19%  -2.12%  -0.95%  -4.23%
------------------------------------------------------------------------------
1 year           -1.57   -6.23   -2.46   -6.82   -2.46   -3.33   -1.83   -5.02
------------------------------------------------------------------------------
Life of fund     -0.12   -4.82   -2.96   -4.25   -3.85   -3.85   -0.99   -4.26
Annual average   -0.03   -1.18   -0.72   -1.04   -0.94   -0.94   -0.24   -1.04
------------------------------------------------------------------------------


COMPARATIVE INDEX RETURNS FOR PERIODS ENDED 2/28/02

                            Credit Suisse First
                             Boston High Yield         Consumer
                                  Index               price index
------------------------------------------------------------------------------
6 months                         -0.81%                  0.28%
------------------------------------------------------------------------------
1 year                           -0.98                   1.02
------------------------------------------------------------------------------
Life of fund                      4.39                  10.01
Annual average                    1.04                   2.32
------------------------------------------------------------------------------

Past performance does not indicate future results. More recent returns may be less or more than those shown. Investment return and principal value will fluctuate and you may have a gain or a loss when you sell your shares.

Performance assumes reinvestment of distributions and does not account for taxes. Returns at public offering price (POP) for classes A and M shares reflect a sales charge of 4.75% and 3.25%, respectively. Class B share returns reflect the applicable contingent deferred sales charge
(CDSC), which is 5% in the first year, declining to 1% in the sixth year, and is eliminated thereafter. Class C shares reflect a 1% CDSC the first year that is eliminated thereafter. Performance for class B, C, and M shares before their inception are derived from the historical performance of class A shares, adjusted for the applicable sales charge (or CDSC) and higher operating expenses for such shares.

LIPPER INFORMATION:

The average cumulative return for the 414 funds in the Lipper High Yield category over the 6 months ended 2/28/02 was -2.39%. Over the 1-year and the life-of-fund periods ended 2/28/02, annualized returns for the category were -5.40% and -1.46%, respectively. Lipper Inc. ranks funds (without sales charges) with similar current investment styles or objectives as determined by Lipper.

PRICE AND DISTRIBUTION INFORMATION 6 MONTHS ENDED 2/28/02

                       Class A       Class B       Class C       Class M
------------------------------------------------------------------------------
Distributions
(number)                  6             6             6             6
------------------------------------------------------------------------------
Income               $0.337822     $0.316758     $0.317309     $0.330173
------------------------------------------------------------------------------
Capital gains            --            --            --            --
------------------------------------------------------------------------------
  Total              $0.337822     $0.316758     $0.317309     $0.330173
------------------------------------------------------------------------------
Share value:        NAV     POP       NAV           NAV       NAV     POP
------------------------------------------------------------------------------
8/31/01            $5.83   $6.12     $5.84         $5.83     $5.84   $6.04
------------------------------------------------------------------------------
2/28/02             5.44    5.71      5.45          5.44      5.45    5.63
------------------------------------------------------------------------------
Current return (end of period)
------------------------------------------------------------------------------
Current
dividend
rate 1             12.70%  12.10%    11.92%        11.94%    12.42%  12.03%
------------------------------------------------------------------------------
Current
30-day SEC
yield 2             9.53    9.07      8.75          8.73      9.27    8.97
------------------------------------------------------------------------------

1 Most recent distribution, excluding capital gains, annualized and divided by NAV or POP at end of period.

2 Based only on investment income, calculated using SEC guidelines.

TOTAL RETURN FOR PERIODS ENDED 3/31/02 (most recent calendar quarter)

                     Class A         Class B         Class C         Class M
(inception dates)   (12/31/97)      (12/31/97)      (7/26/99)       (12/31/97)
                   NAV     POP     NAV    CDSC     NAV    CDSC     NAV     POP
------------------------------------------------------------------------------
6 months          7.45%   2.37%   7.03%   2.03%   7.23%   6.23%   7.30%   3.87%
------------------------------------------------------------------------------
1 year            2.27   -2.55    1.51   -3.03    1.53    0.62    2.00   -1.25
------------------------------------------------------------------------------
Life of fund      2.11   -2.70   -0.87   -2.17   -1.59   -1.59    1.19   -2.15
Annual average    0.49   -0.64   -0.20   -0.51   -0.38   -0.38    0.28   -0.51
------------------------------------------------------------------------------

Past performance does not indicate future results. More recent returns may be less or more than those shown. Investment return and principal value will fluctuate and you may have a gain or a loss when you sell your shares.


TERMS AND DEFINITIONS

Total return shows how the value of the fund's shares changed over time, assuming you held the shares through the entire period and reinvested all distributions in the fund.

Net asset value (NAV) is the price, or value, of one share of a mutual fund, without a sales charge. NAVs fluctuate with market conditions. The NAV is calculated by dividing the net value of all the fund's assets by the number of outstanding shares.

Public offering price (POP) is the price of a mutual fund share plus the maximum sales charge levied at the time of purchase. POP performance figures shown here assume the 4.75% maximum sales charge for class A shares and 3.25% for class M shares.

Contingent deferred sales charge (CDSC) is a charge applied at the time of the redemption of class B or C shares and assumes redemption at the end of the period. Your fund's class B CDSC declines from a 5% maximum during the first year to 1% during the sixth year. After the sixth year, the CDSC no longer applies. The CDSC for class C shares is 1% for one year after purchase.

Class A shares are generally subject to an initial sales charge and no sales charge on redemption (except on certain redemptions of shares bought without an initial sales charge).

Class B shares may be subject to a sales charge upon redemption.

Class C shares are not subject to an initial sales charge and are subject to a contingent deferred sales charge only if the shares are redeemed during the first year.

Class M shares have a lower initial sales charge and a higher 12b-1 fee than class A shares and no sales charge on redemption (except on certain redemptions of shares bought without an initial sales charge).


COMPARATIVE BENCHMARKS

The Credit Suisse First Boston (CSFB) High Yield Index is an unmanaged index of high-yield debt securities. Indexes assume reinvestment of all distributions and do not account for fees. Securities and performance of a fund and an index will differ. You cannot invest directly in an index.

Consumer price index (CPI) is a commonly used measure of inflation; it does not represent an investment return.

Lipper Inc. is a third-party industry ranking entity that ranks funds (without sales charges) with similar current investment styles or objectives as determined by Lipper.


A GUIDE TO THE FINANCIAL STATEMENTS

These sections of the report, as well as the accompanying Notes, constitute the fund's financial statements.

The fund's portfolio lists all the fund's investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund's net assets and share price are determined. All investment and noninvestment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share, which is calculated separately for each class of shares. (For funds with preferred shares, the amount subtracted from total assets includes the net assets allocated to remarketed preferred shares.)

Statement of operations shows the fund's net investment gain or loss. This is done by first adding up all the fund's earnings -- from dividends and interest income -- and subtracting its operating expenses to determine net investment income (or loss). Then, any net gain or loss the fund realized on the sales of its holdings -- as well as any unrealized gains or losses over the period -- is added to or subtracted from the net investment result to determine the fund's net gain or loss for the fiscal period.

Statement of changes in net assets shows how the fund's net assets were affected by distributions to shareholders and by changes in the number of the fund's shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned.

Financial highlights provide an overview of the fund's investment results, per-share distributions, expense ratios, net investment income ratios, and portfolio turnover in one summary table, reflecting the five most recent reporting periods. In a semiannual report, the highlight table also includes the current reporting period. For open-end funds, a separate table is provided for each share class.



THE FUND'S PORTFOLIO
February 28, 2002 (Unaudited)

CORPORATE BONDS AND NOTES (84.0%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
Advertising and Marketing Services (0.4%)
-------------------------------------------------------------------------------------------------------------------
$         2,060,000 Adams Outdoor Advertising bank term loan Ser. B, 7.24s, 2008
                    bank term loan FRN (acquired 8/1/01, cost $2,060,000) (RES)                       $   2,072,875
          3,375,850 Interact Operating Co. notes 14s, 2003 (PIK)                                                338
          1,000,000 Lamar Advertising Co. Structured Notes 9.84s, 2006 (Issued by
                    COUNTS Trust, Series 2001-6)                                                          1,020,000
          2,000,000 Lamar Advertising Co. Structured Notes 5 1/4s, 2006 (Issued by
                    COUNTS Trust, Series 2001-1)                                                          2,020,000
            840,000 Lamar Media Corp. company guaranty 9 5/8s, 2006                                         884,100
            425,000 Lamar Media Corp. sr. sub. notes 9 1/4s, 2007                                           446,250
                                                                                                      -------------
                                                                                                          6,443,563

Automotive (2.5%)
-------------------------------------------------------------------------------------------------------------------
          3,220,000 Aftermarket Technology Corp. sr. sub. notes 12s, 2004                                 3,284,400
             25,000 Aftermarket Technology Corp. sr. sub. notes Ser. D, 12s, 2004                            25,563
          1,790,000 ArvinMeritor, Inc. notes 8 3/4s, 2012                                                 1,839,225
          3,037,000 Collins & Aikman Products, Inc. company guaranty 11 1/2s, 2006                        2,672,560
          2,550,000 Collins & Aikman Products, Inc. 144A sr. notes 10 3/4s, 2011                          2,397,000
          5,580,000 Dana Corp. notes 9s, 2011                                                             5,105,700
            390,000 Dana Corp. notes 7s, 2029                                                               282,750
          1,000,000 Dana Corp. notes 6 1/4s, 2004                                                           910,000
          2,080,000 Delco Remy International, Inc. company guaranty 11s, 2009                             1,976,000
            320,000 Delco Remy International, Inc. company guaranty 10 5/8s, 2006                           297,600
            510,000 Delco Remy International, Inc. sr. notes 8 5/8s, 2007                                   481,950
          6,730,000 Dura Operating Corp. company guaranty Ser. D, 9s, 2009                                6,376,675
          1,992,735 Exide Corp. bank term loan FRN 9.389s, 2005 (acquired 11/6/01,
                    cost $1,365,023) (RES)                                                                1,457,187
            480,000 Federal Mogul Corp. notes 7 7/8s, 2010 (In default) (NON)                                67,200
          1,490,000 Federal Mogul Corp. notes 7 3/4s, 2006 (In default) (NON)                               208,600
          2,255,000 Federal Mogul Corp. notes 7 3/8s, 2006 (In default) (NON)                               315,700
            920,000 Hayes Lemmerz International, Inc. company guaranty Ser. B, 9 1/8s,
                    2007 (In default) (NON)                                                                  46,000
          1,070,000 Hayes Lemmerz International, Inc. 144A company guaranty 11 7/8s,
                    2006 (In default) (NON)                                                                 513,600
          2,450,000 Lear Corp. company guaranty Ser. B, 8.11s, 2009                                       2,529,478
          1,910,000 Lear Corp. company guaranty Ser. B, 7.96s, 2005                                       1,972,954
          2,880,000 Lear Corp. Structured Notes 8.46s, 2006 (acquired 5/17/01,
                    cost $2,880,000) (RES)                                                                2,901,600
          3,670,000 Talon Automotive Group sr. sub. notes Ser. B, 9 5/8s, 2008 (In default) (NON)            73,400
          1,490,000 Tenneco, Inc. company guaranty 11 5/8s, 2009                                            856,750
            610,000 Venture Holdings Trust 144A sr. notes Ser. B, 9 1/2s, 2005                              512,400
                                                                                                      -------------
                                                                                                         37,104,292

Basic Materials (9.8%)
-------------------------------------------------------------------------------------------------------------------
          4,290,000 Acetex Corp. sr. notes 10 7/8s, 2009 (Canada)                                         4,375,800
          2,870,000 Airgas, Inc. company guaranty 9 1/8s, 2011                                            3,027,850
          4,130,000 AK Steel Corp. company guaranty 7 7/8s, 2009                                          4,099,025
          1,320,000 AK Steel Corp. sr. notes 9 1/8s, 2006                                                 1,366,200
          1,425,344 Alabama River Newsprint bank term loan FRN 4.07s, 2002
                    (acquired 4/14/98, cost $484,882) (RES)                                               1,339,824
             21,995 Anker Coal Group, Inc. company guaranty Ser. B, 14 1/4s, 2007 (PIK)                       9,458
          4,330,000 Appleton Papers, Inc. 144A sr. sub. notes 12 1/2s, 2008                               4,113,500
          1,070,000 Armco, Inc. sr. notes 8 7/8s, 2008                                                    1,037,900
          1,500,000 Avecia Group PLC company guaranty 11s, 2009 (United Kingdom)                          1,537,500
          3,880,000 Better Minerals & Aggregates Co. company guaranty 13s, 2009                           3,608,400
          1,250,000 Bowater Canada Finance company guaranty 7.95s, 2011 (Canada)                          1,286,388
          2,250,000 Centaur Mining & Exploration company guaranty 11s, 2007 (Australia)
                    (In default) (NON)                                                                      112,500
          2,190,000 Compass Minerals Group, Inc. 144A sr. sub. notes 10s, 2011                            2,299,500
          6,815,000 Doe Run Resources Corp. company guaranty Ser. B, 11 1/4s, 2005                        1,431,150
            190,000 Doe Run Resources Corp. company guaranty Ser. B(a), 11 1/4s, 2005                        53,200
            420,000 Doe Run Resources Corp. company guaranty FRN Ser. B, 9.38s, 2003                         71,400
          3,111,000 Doman Industries, Ltd. sr. notes 8 3/4s, 2004 (Canada)                                  715,530
          6,620,000 Equistar Chemicals LP/Equistar Funding Corp. company guaranty
                    10 1/8s, 2008                                                                         6,620,000
          1,040,000 Ferro Corp. sr. notes 9 1/8s, 2009                                                    1,071,200
          3,295,000 Four M Corp. sr. notes Ser. B, 12s, 2006                                              3,229,100
            665,000 Gaylord Container Corp. sr. notes Ser. B, 9 3/8s, 2007                                  565,250
            598,000 Georgia Gulf Corp. company guaranty 10 3/8s, 2007                                       634,628
            640,000 Georgia-Pacific Corp. notes 8 7/8s, 2031                                                569,094
          2,475,000 Georgia-Pacific Corp. notes 8 1/8s, 2011                                              2,338,479
            610,000 Georgia-Pacific Corp. notes 7 1/2s, 2006                                                576,761
          4,903,000 Hercules, Inc. company guaranty 11 1/8s, 2007                                         5,344,270
          2,750,000 Huntsman Corp. 144A sr. sub. notes 9 1/2s, 2007 (In default) (NON)                      577,500
          1,620,000 Huntsman Corp. 144A sr. sub. notes FRN 5.231s, 2007 (In default) (NON)                  324,000
          8,830,000 Huntsman ICI Chemicals, Inc. company guaranty 10 1/8s, 2009                           7,593,800
          1,240,000 IMC Global, Inc. company guaranty Ser. B, 11 1/4s, 2011                               1,348,760
          2,660,000 IMC Global, Inc. company guaranty Ser. B, 10 7/8s, 2008                               2,878,306
          8,900,000 ISP Chemco, Inc. company guaranty Ser. B, 10 1/4s, 2011                               9,345,000
            790,000 ISP Chemco, Inc. 144A sr. sub. notes 10 1/4s, 2011                                      829,500
            110,000 Kaiser Aluminum & Chemical Corp. sr. notes Ser. B, 10 7/8s, 2006                         83,050
          4,470,000 Kaiser Aluminum & Chemical Corp. sr. sub. notes 12 3/4s, 2003
                    (In default) (NON)                                                                    1,028,100
          3,810,000 LTV Corp. (The) company guaranty 11 3/4s, 2009 (In default) (NON)                        19,050
          3,370,000 LTV Corp. (The) 144A company guaranty 8.2s, 2007 (In default) (NON)                      12,638
          1,220,000 Lyondell Petrochemical Co. 144A sec. notes 9 1/2s, 2008                               1,207,800
            310,000 Lyondell Petrochemical Co. notes Ser. A, 9 5/8s, 2007                                   311,550
          7,950,000 Lyondell Petrochemical Co. sec. notes Ser. B, 9 7/8s, 2007                            7,950,000
          4,980,000 Millenium America, Inc. company guaranty 9 1/4s, 2008                                 5,104,500
          1,560,000 National Steel Corp. 1st mtge. Ser. D, 9 7/8s, 2009                                     546,000
            200,000 Norampac, Inc. sr. notes 9 1/2s, 2008 (Canada)                                          211,000
          1,310,000 Noveon, Inc. company guaranty Ser. B, 11s, 2011                                       1,375,500
          2,800,000 OM Group, Inc. 144A sr. sub. notes 9 1/4s, 2011                                       2,884,000
          1,001,000 Oregon Steel Mills 1st mtge. 11s, 2003                                                  995,995
            282,000 P&L Coal Holdings Corp. company guaranty Ser. B, 9 5/8s, 2008                           302,445
          4,260,000 Pacifica Papers, Inc. sr. notes 10s, 2009 (Canada)                                    4,590,150
          3,347,286 PCI Chemicals Canada sec. sr. notes 10s, 2008 (Canada)                                2,510,465
          1,115,761 Pioneer Companies, Inc. sec. FRN 5.381s, 2006                                           825,663
            890,000 Polymer Group, Inc. company guaranty Ser. B, 9s, 2007 (In default) (NON)                249,200
            500,000 Polymer Group, Inc. company guaranty Ser. B,  8 3/4s, 2008                              140,000
          2,970,000 Potlatch Corp. company guaranty 10s, 2011                                             3,118,500
          6,270,000 Premium Standard Farms, Inc. sr. notes 9 1/4s, 2011                                   6,442,425
          3,735,000 Riverwood International Corp. company guaranty 10 7/8s, 2008                          3,875,063
          4,170,000 Riverwood International Corp. company guaranty 10 5/8s, 2007                          4,441,050
          4,160,000 Royster-Clark, Inc. 1st mtge. 10 1/4s, 2009                                           2,662,400
          5,720,000 Sterling Chemicals Holdings sr. disc. notes 13 1/2s, 2008 (In default) (NON)             28,600
          2,513,000 Sterling Chemicals, Inc. company guaranty Ser. B, 12 3/8s, 2006
                    (In default) (NON)                                                                    1,884,750
          2,230,098 Stone Container Corp. bank term loan FRN Ser. G, 10.23s, 2006
                    (acquired 7/17/00, cost $2,230,098) (RES)                                             2,224,059
            194,000 Stone Container Corp. sr. notes 12.58s, 2016                                            204,185
          1,490,000 Stone Container Corp. sr. notes 9 3/4s, 2011                                          1,612,925
          2,560,000 Stone Container Corp. sr. notes 9 1/4s, 2008                                          2,732,800
          2,263,000 Stone Container Corp. 144A company guaranty 11 1/2s, 2006 (Canada)                    2,432,725
            440,000 Tembec Industries, Inc. company guaranty 8 5/8s, 2009 (Canada)                          457,600
          2,950,000 Tembec Industries, Inc. company guaranty 8 1/2s, 2011 (Canada)                        3,068,000
            500,000 Texas Petrochemical Corp. sr. sub. notes 11 1/8s, 2006                                  402,500
            630,000 Texas Petrochemical Corp. sr. sub. notes Ser. B, 11 1/8s, 2006                          510,300
          2,920,000 United States Steel, LLC 144A company guaranty 10 3/4s, 2008                          2,803,200
          2,084,000 WCI Steel, Inc. sr. notes Ser. B, 10s, 2004                                           1,021,160
            250,000 Weirton Steel Corp 144A sr. notes 10 3/4s, 2005 (In default) (NON)                       27,500
          3,145,000 Wheeling-Pittsburgh Steel Corp. sr. notes 9 1/4s, 2007 (In default) (NON)                62,900
          1,425,000 WHX Corp. sr. notes 10 1/2s, 2005                                                       755,250
                                                                                                      -------------
                                                                                                        145,445,771

Beverage (0.5%)
-------------------------------------------------------------------------------------------------------------------
            440,000 Constellation Brands, Inc. company guaranty 8 1/2s, 2009                                455,400
          2,590,000 Constellation Brands, Inc. company guaranty Ser. B, 8s, 2008                          2,680,650
          3,600,000 Constellation Brands, Inc. sr. sub. notes Ser. B, 8 1/8s, 2012                        3,726,000
                                                                                                      -------------
                                                                                                          6,862,050

Broadcasting (6.7%)
-------------------------------------------------------------------------------------------------------------------
          4,560,000 Acme Television company guaranty 10 7/8s, 2004                                        4,571,400
          1,080,000 Allbritton Communications Co. sr. sub. notes Ser. B, 8 7/8s, 2008                     1,123,200
          2,020,000 Belo Corp. sr. unsub. notes 8s, 2008                                                  2,144,053
          2,991,000 Benedek Communications Corp. sr. disc. notes 13 1/4s, 2006
                    (In default) (NON)                                                                    2,206,247
          1,240,000 British Sky Broadcasting PLC company guaranty 8.2s, 2009
                    (United Kingdom)                                                                      1,272,984
          4,470,000 British Sky Broadcasting PLC company guaranty 6 7/8s, 2009
                    (United Kingdom)                                                                      4,269,476
          1,181,000 CD Radio, Inc. sec. notes 14 1/2s, 2009                                                 584,595
          5,830,000 Chancellor Media Corp. company guaranty 8s, 2008                                      6,121,500
         16,915,000 Diva Systems Corp. sr. disc. notes stepped-coupon Ser. B, zero %
                    (12 5/8s, 3/1/03), 2008 (STP)                                                         2,664,113
         14,960,000 Echostar Broadband Corp. sr. notes 10 3/8s, 2007                                     15,708,000
          1,170,000 Echostar DBS Corp. sr. notes 9 3/8s, 2009                                             1,210,950
          3,520,000 Echostar DBS Corp. 144A sr. notes 9 1/8s, 2009                                        3,555,200
            559,775 Emmis Communications Corp. bank term loan FRN Ser. B, 9.246s, 2009
                    (acquired 10/23/01, cost $552,791) (RES)                                                562,192
             70,000 Emmis Communications Corp. company guaranty Ser. B, 8 1/8s, 2009                         71,400
          2,410,000 Emmis Communications Corp. sr. disc. notes stepped-coupon zero %
                    (12 1/2s, 3/15/06), 2011 (STP)                                                        1,735,200
          7,012,743 Fox Family Worldwide, Inc. sr. disc. notes stepped-coupon zero %
                    (10 1/4s, 11/1/02), 2007 (STP)                                                        7,643,889
          1,810,000 Fox Family Worldwide, Inc. sr. notes 9 1/4s, 2007                                     1,936,700
          3,170,000 Fox/Liberty Networks, LLC sr. disc. notes stepped-coupon zero %
                    (9 3/4s, 8/15/02), 2007 (STP)                                                         3,233,400
          1,110,000 Fox/Liberty Networks, LLC sr. notes 8 7/8s, 2007                                      1,165,500
            498,000 Granite Broadcasting Corp. sr. sub. notes 9 3/8s, 2005                                  453,180
          2,690,000 Granite Broadcasting Corp. sr. sub. notes 8 7/8s, 2008                                2,259,600
            224,000 Knology Holdings, Inc. sr. disc. notes stepped-coupon zero %
                    (11 7/8s, 10/15/02), 2007 (STP)                                                          88,480
            560,000 LIN Holdings Corp. sr. disc. notes stepped-coupon zero %
                    (10s, 3/1/03), 2008 (STP)                                                               498,400
            440,000 LIN Holdings Corp. sr. disc. notes stepped-coupon Ser. (a), zero %
                    (10s, 3/1/03), 2008 (STP)                                                               382,800
          4,810,000 LIN Television Corp. company guaranty 8 3/8s, 2008                                    4,834,050
            670,000 News America, Inc. sr. notes 6 5/8s, 2008                                               680,305
          4,750,000 PanAmSat Corp. 144A sr. notes 8 1/2s, 2012                                            4,738,125
            520,000 Pegasus Communications Corp. sr. notes 12 1/2s, 2007                                    410,800
            190,000 Pegasus Communications Corp. sr. notes Ser. B, 9 3/4s, 2006                             152,000
          2,770,000 Pegasus Satellite sr. notes 12 3/8s, 2006                                             2,160,600
          6,966,287 Quorum Broadcast Holdings, LLC notes stepped-coupon zero %
                    (15s, 5/15/06), 2009 (acquired 5/15/01, cost $2,768,169) (RES) (STP)                  2,768,402
          1,477,000 RCN Corp. sr. disc. notes stepped-coupon Ser. B, zero %
                    (9.8s, 2/15/03), 2008 (STP)                                                             324,940
          1,795,000 Sinclair Broadcast Group, Inc. company guaranty 9s, 2007                              1,839,875
          2,325,000 Sinclair Broadcast Group, Inc. sr. sub. notes 8 3/4s, 2007                            2,406,375
          1,510,000 Sinclair Broadcast Group, Inc. 144A sr. sub. notes 8 3/4s, 2011                       1,585,500
          4,480,000 XM Satellite Radio Holdings, Inc. sec. notes 14s, 2010                                3,270,400
          8,560,000 Young Broadcasting, Inc. company guaranty 10s, 2011                                   8,581,400
            685,000 Young Broadcasting, Inc. company guaranty Ser. B, 8 3/4s, 2007                          671,300
                                                                                                      -------------
                                                                                                         99,886,531

Building Materials (1.0%)
-------------------------------------------------------------------------------------------------------------------
            880,000 American Standard Companies, Inc. company guaranty 7 5/8s, 2010                         906,400
          3,440,000 American Standard Companies, Inc. company guaranty 7 3/8s, 2005                       3,560,400
            920,000 Atrium Companies, Inc. company guaranty Ser. B, 10 1/2s, 2009                           883,200
          1,110,000 Building Materials Corp. company guaranty 8s, 2008                                      826,950
          2,650,000 Dayton Superior Corp. company guaranty 13s, 2009                                      2,716,250
          3,170,000 Morrison Knudsen Corp. 144A sr. notes 11s, 2010 (In default) (NON)                      665,700
          1,490,000 NCI Building Systems, Inc. sr. sub. notes Ser. B, 9 1/4s, 2009                        1,452,750
          2,540,000 Nortek, Inc. sr. notes Ser. B, 8 7/8s, 2008                                           2,590,800
            230,000 Nortek, Inc. sr. sub. notes Ser. B, 9 7/8s, 2011                                        236,325
            670,000 Nortek, Inc. 144A sr. notes Ser. B, 9 1/8s, 2007                                        680,888
                                                                                                      -------------
                                                                                                         14,519,663

Cable Television (5.1%)
-------------------------------------------------------------------------------------------------------------------
          2,370,000 Adelphia Communications Corp. Structured Notes 10.9s, 2006
                    (issued by UBS AG)                                                                    2,310,750
          1,908,000 Adelphia Communications Corp. sr. notes 10 7/8s, 2010                                 2,003,400
         10,220,000 Adelphia Communications Corp. sr. notes 10 1/4s, 2011                                10,449,950
          3,720,000 Adelphia Communications Corp. sr. notes 7 7/8s, 2009                                  3,422,400
          1,920,000 Adelphia Communications Corp. sr. notes Ser. B, 9 7/8s, 2007                          1,920,000
          2,208,000 Adelphia Communications Corp. sr. notes Ser. B, 8 3/8s, 2008                          2,075,520
          1,130,000 Adelphia Communications Corp. sr. notes Ser. B, 7 3/4s, 2009                          1,039,600
            580,000 Century Communications Corp. sr. notes 8 7/8s, 2007                                     562,600
          1,090,000 Century Communications Corp. sr. notes 8 3/8s, 2007                                   1,024,600
         10,120,000 Charter Communications Holdings, LLC sr. notes 11 1/8s, 2011                         10,271,800
          1,840,000 Charter Communications Holdings, LLC sr. notes 10 3/4s, 2009                          1,812,400
          4,670,000 Charter Communications Holdings, LLC sr. disc. notes stepped-coupon
                    zero % (11 3/4s, 5/15/06), 2011 (STP)                                                 2,708,600
            900,000 Charter Communications Holdings, LLC sr. notes 10s, 2009                                868,500
          2,730,000 Charter Communications Holdings, LLC 144A sr. disc. notes
                    stepped-coupon zero % (12 1/8s, 1/15/07), 2012 (STP)                                  1,487,850
            660,000 Charter Communications Holdings, LLC 144A sr. notes 10s, 2011                           646,800
          1,210,000 Charter Communications Holdings, LLC 144A sr. notes 9 5/8s, 2009                      1,161,600
          2,190,000 CSC Holdings, Inc. deb. 7 5/8s, 2018                                                  1,966,138
          1,220,000 CSC Holdings, Inc. sr. sub. deb. 10 1/2s, 2016                                        1,329,800
          2,450,000 CSC Holdings, Inc. sr. sub. deb. 9 7/8s, 2013                                         2,548,000
          1,950,000 Diamond Cable Communications PLC sr. disc. notes 11 3/4s, 2005
                    (United Kingdom)                                                                        643,500
          7,270,000 Insight Communications Company, Inc. sr. disc. notes stepped-coupon
                    zero % (12 1/4s, 2/15/06), 2011 (STP)                                                 4,362,000
          5,000,000 Insight Midwest LP/Insight Capital, Inc. bank term loan 8 1/2s, 2009
                    (acquired various dates from 1/9/01 to 11/5/01, cost $4,992,125) (RES)                5,006,250
            200,000 Insight Midwest LP/Insight Capital, Inc. sr. notes 10 1/2s, 2010                        212,000
          6,735,000 International Cabletel, Inc. sr. disc. notes 11 1/2s, 2006                            2,567,719
          7,300,000 NTL Communications Corp. sr. notes Ser. B, 11 7/8s, 2010                              2,609,750
          7,550,000 NTL Communications Corp. sr. notes Ser. B, 11 1/2s, 2008                              2,727,438
            846,000 NTL Communications Corp. sr. notes stepped-coupon Ser. B, zero %
                    (12 3/8s, 10/1/03), 2008 (STP)                                                          274,950
          1,690,000 NTL, Inc. sr. notes Ser. B, 10s, 2007                                                   608,400
          1,950,000 ONO Finance PLC sr. notes 13s, 2009 (United Kingdom)                                  1,033,500
            335,000 Rogers Cablesystems, Ltd. debs. 10 1/8s, 2012 (Canada)                                  351,750
            400,000 Rogers Cablesystems, Ltd. notes 11s, 2015 (Canada)                                      448,000
            400,000 Rogers Cablesystems, Ltd. sr. notes Ser. B, 10s, 2005 (Canada)                          432,000
          2,110,000 Rogers Cablesystems, Ltd. sr. sub. notes 8.8s, 2007 (Canada)                          2,004,500
          1,390,000 Supercanal Holdings SA 144A sr. notes 11 1/2s, 2005 (Argentina)
                    (In default) (NON)                                                                       27,800
            174,000 TeleWest Communications PLC deb. 11s, 2007 (United Kingdom)                              92,655
             50,000 TeleWest Communications PLC deb. 9 5/8s, 2006 (United Kingdom)                           27,250
            930,000 TeleWest Communications PLC Structured Notes 10 7/8s, 2005
                    (issued by DLJ International Capital) (United Kingdom)                                  528,147
          2,802,000 United Pan-Europe NV sr. disc. notes 12 1/2s, 2009 (Netherlands)                        308,220
         10,607,000 United Pan-Europe NV sr. disc. notes stepped-coupon zero %
                    (13 3/4s, 2/1/05), 2010 (Netherlands) (STP)                                           1,166,770
          1,220,000 United Pan-Europe NV sr. disc. notes stepped-coupon zero %
                    (12 1/2s, 8/1/04), 2009 (Netherlands) (STP)                                             134,200
                                                                                                      -------------
                                                                                                         75,177,107

Capital Goods (7.2%)
-------------------------------------------------------------------------------------------------------------------
          3,190,000 AEP Industries, Inc. sr. sub. notes 9 7/8s, 2007                                      3,221,900
          1,050,000 Agco Corp. company guaranty 9 1/2s, 2008                                              1,131,375
         23,445,000 Allied Waste Industries, Inc. company guaranty Ser. B, 10s, 2009                     23,855,288
            164,000 Allied Waste Industries, Inc. company guaranty Ser. B, 7 5/8s, 2006                     161,130
          3,010,000 Allied Waste North America, Inc. 144A Structured Notes 8.2s, 2006
                    (Issued by Credit and Repackaged Securities, Ltd.)                                    2,919,700
            740,000 Applied Extrusion Technologies, Inc. company guaranty Ser. B, 10 3/4s, 2011             775,150
            150,000 Argo-Tech Corp. company guaranty Ser. D, 8 5/8s, 2007                                   132,000
          5,820,000 Argo-Tech Corp. 144A company guaranty 8 5/8s, 2007                                    5,121,600
          3,400,000 BE Aerospace, Inc. sr. sub. notes 9 1/2s, 2008                                        3,009,000
          1,410,000 BE Aerospace, Inc. sr. sub. notes Ser. B, 8 7/8s, 2011                                1,184,400
          1,755,000 BE Aerospace, Inc. sr. sub. notes Ser. B, 8s, 2008                                    1,491,750
          6,170,000 Blount, Inc. company guaranty 13s, 2009                                               2,915,325
          2,210,000 Briggs & Stratton company guaranty 8 7/8s, 2011                                       2,330,136
          1,590,000 Browning-Ferris deb. 7.4s, 2035                                                       1,192,500
            220,000 Case Corp. notes 7 1/4s, 2016                                                           162,800
            315,000 Day International Group, Inc. company guaranty 9 1/2s, 2008                             211,050
            890,000 Day International Group, Inc. sr. sub. notes 11 1/8s, 2005                              827,700
          4,140,000 Decrane Aircraft Holdings Co. company guaranty Ser. B, 12s, 2008                      3,808,800
          2,798,000 Flowserve Corp. company guaranty 12 1/4s, 2010                                        3,133,760
            320,000 Grove Holdings, LLC deb. stepped-coupon zero % (11 5/8s, 5/1/03),
                    2009 (In default) (NON) (STP)                                                             1,600
          2,408,350 Grove Investors, LLC notes 14 1/2s, 2010 (PIK)                                           12,042
          3,300,000 Hexcel Corp. sr. sub. notes 9 3/4s, 2009                                              2,013,000
          1,670,000 Insilco Holding Co. sr. disc. notes stepped-coupon zero %
                    (14s, 8/15/03), 2008 (STP)                                                              233,800
          2,090,000 Jackson Products, Inc. company guaranty Ser. B, 9 1/2s, 2005                          1,045,000
          1,660,000 Jordan Industries, Inc. sr. notes Ser. D, 10 3/8s, 2007                                 962,800
            230,000 L-3 Communications Corp. company guaranty Ser. B, 8s, 2008                              238,050
          3,710,000 L-3 Communications Corp. sr. sub. notes 8 1/2s, 2008                                  3,858,400
            850,000 L-3 Communications Corp. sr. sub. notes Ser. B, 10 3/8s, 2007                           909,500
          1,190,000 L-3 Communications Corp. 144A Structured Notes 8 1/2s, 2006
                    (Issued by Credit and Repackaged Securities, Ltd.) (Cayman Islands)                   1,253,963
          1,540,000 Moog, Inc. sr. sub. notes Ser. B, 10s, 2006                                           1,570,800
          4,180,000 Motors and Gears, Inc. sr. notes Ser. D, 10 3/4s, 2006                                3,971,000
          3,870,000 Owens-Brockway Glass 144A sec. notes 8 7/8s, 2009                                     3,928,050
            990,000 Owens-Illinois, Inc. deb. 7 1/2s, 2010                                                  856,350
            190,000 Owens-Illinois, Inc. sr. notes 7.35s, 2008                                              167,200
            760,000 Owens-Illinois, Inc. sr. notes 7.15s, 2005                                              710,600
          2,340,000 Pliant Corp. company guaranty 13s, 2010                                               2,457,000
          3,975,000 Roller Bearing Company of America company guaranty Ser. B,
                    9 5/8s, 2007                                                                          3,498,000
          3,160,000 Sequa Corp. sr. notes 9s, 2009                                                        3,096,800
          4,060,000 Sequa Corp. sr. notes Ser. B, 8 7/8s, 2008                                            3,917,900
          4,160,000 Tekni-Plex, Inc. company guaranty Ser. B, 12 3/4s, 2010                               4,264,000
            670,000 Terex Corp. company guaranty 8 7/8s, 2008                                               670,000
            700,000 Terex Corp. company guaranty Ser. B, 10 3/8s, 2011                                      745,500
          1,090,000 Terex Corp. company guaranty Ser. D, 8 7/8s, 2008                                     1,090,000
          1,183,540 Transportation Tech. bank term loan FRN 9.859s, 2007
                    (acquired 2/29/00, cost $1,183,540) (RES)                                             1,006,009
          1,630,000 U.S. Can Corp. company guaranty Ser. B, 12 3/8s, 2010                                   945,400
          3,395,000 Waste Management, Inc. sr. notes 6 1/2s, 2008                                         3,326,980
          2,500,000 WMX Technologies, Inc. notes 6 3/8s, 2003                                             2,556,575
                                                                                                      -------------
                                                                                                        106,891,683

Commercial and Consumer Services (0.4%)
-------------------------------------------------------------------------------------------------------------------
          5,620,000 Coinmach Corp. 144A sr. notes 9s, 2010                                                5,732,400

Communication Services (7.4%)
-------------------------------------------------------------------------------------------------------------------
          3,940,000 360Networks, Inc. sr. notes 13s, 2008 (Canada) (In default) (NON)                        39,400
          3,235,000 Airgate PCS, Inc. sr. sub. notes stepped-coupon zero % (13 1/2s,
                    10/1/04), 2009 (STP)                                                                  1,746,900
          2,670,000 Alamosa Delaware, Inc. company guaranty 13 5/8s, 2011                                 2,002,500
            420,000 Alamosa Delaware, Inc. company guaranty 12 1/2s, 2011                                   327,600
          1,270,000 Alamosa PCS Holdings, Inc. company guaranty stepped-coupon zero %
                    (12 7/8s, 2/15/05), 2010 (STP)                                                          546,100
          4,195,000 American Cellular Corp. company guaranty 9 1/2s, 2009                                 3,272,100
          7,873,000 American Tower Corp. sr. notes 9 3/8s, 2009                                           5,196,180
          2,260,000 American Tower, Inc. Structured Notes 12.58s, 2005 (issued by STEERS
                    Credit Linked Trust 2000)                                                             1,672,400
            380,000 Arch Communications, Inc. sr. notes 13 3/4s, 2008 (In default) (NON)                      2,565
            210,000 Arch Communications, Inc. sr. notes 13s, 2007 (In default) (NON)                          1,050
          1,760,000 Asia Global Crossing, Ltd. sr. notes 13 3/8s, 2010 (Bermuda)                            440,000
            620,000 Birch Telecommunications, Inc. sr. notes 14s, 2008                                       74,400
          1,770,000 Call-Net Enterprises, Inc. sr. notes 8s, 2008 (Canada)                                  442,500
          4,980,000 Celcaribe SA sr. notes 13 1/2s, 2004 (Colombia)                                       2,988,000
          2,890,000 Colo.com, Inc. 144A sr. notes 13 7/8s, 2010 (In default) (NON)                           57,800
            500,000 Colt Telecommunications Group PLC sr. disc. notes 12s, 2006
                    (United Kingdom)                                                                        285,000
          3,210,000 Crown Castle International Corp. sr. disc. notes stepped-coupon zero %
                    (10 3/8s, 5/15/04), 2011 (STP)                                                        1,444,500
          1,620,000 Crown Castle International Corp. sr. notes 10 3/4s, 2011                              1,257,525
          3,835,000 Crown Castle International Corp. sr. notes 9 3/8s, 2011                               2,799,550
          1,435,000 Dobson/Sygnet Communications, Inc. sr. notes 12 1/4s, 2008                            1,305,850
          1,360,000 Esprit Telecom Group PLC sr. notes 11 1/2s, 2007 (United Kingdom)
                    (In default) (NON)                                                                        6,800
          1,080,000 FLAG Telecom Holdings, Ltd. sr. notes 11 5/8s, 2010 (Bermuda)                           151,200
          1,560,000 Flag, Ltd. 144A sr. notes 8 1/4s, 2008 (Bermuda)                                        312,000
            380,000 Global Crossing Holdings, Ltd. company guaranty 9 5/8s, 2008
                    (Bermuda) (In default) (NON)                                                              5,700
          1,860,000 Global Crossing Holdings, Ltd. company guaranty 9 1/2s, 2009
                    (Bermuda) (In default) (NON)                                                             41,850
          6,413,000 Global Crossing Holdings, Ltd. company guaranty 9 1/8s, 2006
                    (Bermuda) (In default) (NON)                                                             96,195
          7,210,000 Horizon PCS, Inc. company guaranty stepped-coupon zero %
                    (14s, 10/1/05), 2010 (STP)                                                            2,163,000
            890,000 Horizon PCS, Inc. 144A sr. notes 13 3/4s, 2011                                          640,800
            510,000 Hyperion Telecommunications Corp., Inc. sr. disc. notes Ser. B,
                    zero %, 2003                                                                             10,200
          5,210,000 Hyperion Telecommunications Corp., Inc. sr. sub. notes 12s, 2007                        104,200
            650,000 Intermedia Communications, Inc. sr. notes Ser. B, 8 7/8s, 2007                          604,500
            270,000 Intermedia Communications, Inc. sr. notes Ser. B, 8.6s, 2008                            245,700
            750,000 Intermedia Communications, Inc. sr. notes Ser. B, 8 1/2s, 2008                          675,000
          1,730,000 Intermedia Communications, Inc. sr. sub. notes stepped-coupon Ser. B,
                    zero % (12 1/4s, 3/1/04), 2009 (STP)                                                  1,401,300
          4,070,000 iPCS, Inc. sr. disc. notes stepped-coupon zero % (14s, 7/15/05), 2010 (STP)           1,750,100
          3,020,000 IWO Holdings, Inc. company guaranty 14s, 2011                                         2,265,000
          6,535,000 KMC Telecommunications Holdings, Inc. sr. disc. notes stepped-coupon
                    zero % (12 1/2s, 2/15/03), 2008 (STP)                                                   326,750
          4,150,000 Leap Wireless International, Inc. company guaranty 12 1/2s, 2010                      2,199,500
          2,176,000 Level 3 Communications, Inc. sr. disc. notes stepped-coupon zero %
                    (10 1/2s, 12/1/03), 2008 (STP)                                                          489,600
          2,310,000 Madison River Capital Corp. sr. notes 13 1/4s, 2010                                   1,801,800
          7,895,000 McCaw International, Ltd. sr. disc. notes stepped-coupon zero %
                    (13s, 4/15/02), 2007 (STP)                                                              592,125
            304,000 McLeodUSA, Inc. sr. disc. notes stepped-coupon zero % (10 1/2s,
                    3/1/02), 2007 (STP)                                                                      68,400
            360,000 McLeodUSA, Inc. sr. notes 8 3/8s, 2008                                                   84,600
            680,000 Metrocall, Inc. sr. sub. notes 11s, 2008 (In default) (NON)                               6,800
            420,000 Metrocall, Inc. sr. sub. notes 10 3/8s, 2007 (In default) (NON)                           3,150
            800,000 Metrocall, Inc. sr. sub. notes 9 3/4s, 2007 (In default) (NON)                            8,000
          4,290,000 Metromedia Fiber Network, Inc. sr. notes Ser. B, 10s, 2008                            1,072,500
          3,685,000 Microcell Telecommunications sr. disc. notes Ser. B, 14s, 2006 (Canada)               2,487,375
          2,318,000 Millicom International Cellular SA sr. disc. notes 13 1/2s, 2006
                    (Luxembourg)                                                                          1,298,080
          7,140,000 Nextel Communications, Inc. sr. notes 12s, 2008                                       4,855,200
          7,193,000 Nextel Communications, Inc. sr. notes 9 1/2s, 2011                                    4,459,660
          4,700,000 Nextel Communications, Inc. sr. notes 9 3/8s, 2009                                    2,996,250
          1,500,000 Nextel Partners, Inc. sr. notes 11s, 2010                                               885,000
          1,010,000 Nextel Partners, Inc. sr. notes 11s, 2010                                               595,900
          2,090,000 Nextel Partners, Inc. 144A sr. notes 12 1/2s, 2009                                    1,389,850
          2,330,000 NorthEast Optic Network, Inc. sr. notes 12 3/4s, 2008                                   396,100
            440,000 Orbital Imaging Corp. sr. notes Ser. B, 11 5/8s, 2005 (In default) (NON)                 88,000
          1,910,000 Orbital Imaging Corp. sr. notes Ser. D, 11 5/8s, 2005 (In default) (NON)                382,000
          4,140,000 Price Communications Wireless, Inc. 144A sr. notes 9 1/8s, 2006                       4,347,000
            880,000 Qwest Capital Funding, Inc. company guaranty 7s, 2009                                   789,527
          3,070,000 Qwest Capital Funding, Inc. company guaranty 6 3/8s, 2008                             2,690,088
            670,000 Rhythms Netconnections, Inc. sr. notes Ser. B, 14s, 2010 (In default) (NON)              40,200
            870,000 Rogers Wireless, Inc. sec. notes 9 5/8s, 2011 (Canada)                                  835,200
          2,000,000 RSL Communications PLC company guaranty 9 7/8s, 2009
                    (United Kingdom) (In default) (NON)                                                      67,500
          5,500,000 RSL Communications PLC company guaranty stepped-coupon zero %
                    (10 1/8s, 3/1/03), 2008 (United Kingdom) (In default) (NON) (STP)                       185,625
          1,828,091 Rural Cellular Corp. bank term loan FRN Ser. C, 9.229s, 2009
                    (acquired various dates from 4/23/01 to 11/5/01, cost $1,779,481) (RES)               1,649,852
          1,175,000 Rural Cellular Corp. sr. sub. notes Ser. B, 9 5/8s, 2008                                940,000
          4,285,000 SBA Communications Corp. sr. notes 10 1/4s, 2009                                      2,228,200
          4,380,000 Spectrasite Holdings, Inc. sr. disc. notes stepped-coupon zero %
                    (11 1/8s, 4/15/04), 2009 (STP)                                                          919,800
          3,610,000 Spectrasite Holdings, Inc. sr. disc. notes stepped-
                    coupon Ser. B, zero % (12 7/8s, 3/15/05), 2010 (STP)                                    722,000
          4,620,000 Startec Global Communications Corp. sr. notes 12s, 2008 (In default) (NON)               92,400
          1,220,000 Tele1 Europe B.V. sr. notes 13s, 2009 (Netherlands)                                     219,600
          4,957,000 Telecorp PCS, Inc. company guaranty 10 5/8s, 2010                                     5,601,410
            930,000 Time Warner Telecom, Inc. sr. notes 10 1/8s, 2011                                       590,550
          1,940,000 Time Warner Telecom, Inc. sr. notes 9 3/4s, 2008                                      1,231,900
          5,540,000 Tritel PCS, Inc. company guaranty 10 3/8s, 2011                                       6,260,200
             10,000 Triton PCS, Inc. company guaranty 9 3/8s, 2011                                            9,400
          3,240,000 Triton PCS, Inc. company guaranty 8 3/4s, 2011                                        2,948,400
            570,000 Triton PCS, Inc. company guaranty zero %, 2008                                          490,200
          2,110,000 TSI Telecommunication Services, Inc. 144A sr. sub. notes 12 3/4s, 2009                2,067,800
          5,475,000 UbiquiTel Operating Co. company guaranty stepped-coupon zero %
                    (14s, 4/15/05), 2010 (STP)                                                            2,682,750
          3,655,000 US UnWired, Inc. company guaranty stepped-coupon Ser. B, zero %
                    (13 3/8s, 11/1/04), 2009 (STP)                                                        2,046,800
            900,000 USA Mobile Communications, Inc. sr. notes 14s, 2004 (In default) (NON)                  198,000
            620,000 USA Mobile Communications, Inc. sr. notes 9 1/2s, 2004 (In default) (NON)                24,800
            990,000 Versatel Telecom B.V. sr. notes 13 1/4s, 2008 (Netherlands)                             287,100
            760,000 Versatel Telecom B.V. sr. notes 13 1/4s, 2008 (Netherlands)                             220,400
          1,000,000 Versatel Telecom NV Structured Notes 15.065s, 2005 (issued by
                    CRAVE Trust 2000) (Netherlands)                                                         220,000
         15,225,000 Viatel, Inc. sr. disc. notes stepped-coupon zero % (12 1/2s, 4/15/03),
                    2008 (STP)                                                                               38,063
          2,361,000 Viatel, Inc. sr. notes 11 1/2s, 2009 (In default) (NON)                                   5,903
          5,219,295 Voicestream Wireless Corp. sr. notes 10 3/8s, 2009                                    5,966,855
          2,020,000 WebLink Wireless, Inc. sr. disc. notes stepped-coupon zero %
                    (11 1/4s, 2/1/03), 2008 (STP)                                                             5,050
            640,000 Williams Communications Group, Inc. sr. notes 10.7s, 2007                                80,000
          9,128,000 WinStar Communications, Inc. sr. disc. notes stepped-coupon zero %
                    (14 3/4s, 4/15/05), 2010 (STP)                                                              913
          5,390,000 WinStar Communications, Inc. sr. notes 12 3/4s, 2010 (In default) (NON)                     539
            660,000 WinStar Communications, Inc. sr. notes 12 1/2s, 2008 (In default) (NON)                      66
          2,935,000 World Access, Inc. sr. notes Ser. B, 13 1/4s, 2008 (In default) (NON)                    29,350
                                                                                                      -------------
                                                                                                        109,595,546

Conglomerates (0.1%)
-------------------------------------------------------------------------------------------------------------------
          1,600,000 Tyco International Group SA company guaranty 6 3/8s, 2006
                    (Luxembourg)                                                                          1,457,712

Consumer (0.7%)
-------------------------------------------------------------------------------------------------------------------
          3,382,537 Derby Cycle Corp. (The) sr. notes 10s, 2008 (In default) (NON)                          642,682
EUR       5,199,000 Derby Cycle Corp. (The) sr. notes 9 3/8s, 2008 (In default) (NON)                       459,763
$         3,610,000 Jostens, Inc. sr. sub. notes 12 3/4s, 2010                                            4,025,150
          8,070,000 Samsonite Corp. sr. sub. notes 10 3/4s, 2008                                          5,467,425
                                                                                                      -------------
                                                                                                         10,595,020

Consumer Goods (0.7%)
-------------------------------------------------------------------------------------------------------------------
          1,585,000 Albecca, Inc. company guaranty 10 3/4s, 2008                                          1,751,425
          2,080,000 Armkel, LLC/Armkel Finance sr. sub. notes 9 1/2s, 2009                                2,194,400
            433,000 Elizabeth Arden, Inc. sec. notes Ser. B, 11 3/4s, 2011                                  392,948
             80,000 French Fragrances, Inc. company guaranty Ser. D, 10 3/8s, 2007                           64,400
            650,000 French Fragrances, Inc. sr. notes Ser. B, 10 3/8s, 2007                                 526,500
          4,000,000 Leiner Health Products sr. sub. notes 9 5/8s, 2007 (In default) (NON)                   550,000
          1,400,000 NBTY, Inc. sr. sub. notes Ser. B, 8 5/8s, 2007                                        1,365,000
          2,000,000 Playtex Products, Inc. company guaranty 9 3/8s, 2011                                  2,120,000
          1,600,000 Polaroid Corp. sr. notes 11 1/2s, 2006 (In default) (NON)                               112,000
            420,000 Revlon Consumer Products sr. notes 9s, 2006                                             262,500
          1,310,000 Revlon Consumer Products sr. notes 8 1/8s, 2006                                         812,200
          1,810,000 Revlon Consumer Products sr. sub. notes 8 5/8s, 2008                                    751,150
                                                                                                      -------------
                                                                                                         10,902,523

Consumer Services (0.1%)
-------------------------------------------------------------------------------------------------------------------
          1,090,000 United Rentals (North America), Inc. company guaranty Ser. B,
                    10 3/4s, 2008                                                                         1,185,375

Energy (4.5%)
-------------------------------------------------------------------------------------------------------------------
          2,960,000 Belco Oil & Gas Corp. sr. sub. notes Ser. B, 8 7/8s, 2007                             3,019,200
          3,000,000 BRL Universal Equipment 144A sec. notes 8 7/8s, 2008                                  3,030,000
          1,450,000 Chesapeake Energy Corp. company guaranty 8 3/8s, 2008                                 1,439,125
          5,360,000 Chesapeake Energy Corp. company guaranty 8 1/8s, 2011                                 5,105,400
          1,420,000 Comstock Resources, Inc. 144A sr. notes 11 1/4s, 2007                                 1,420,000
          1,930,000 Dresser, Inc. company guaranty 9 3/8s, 2011                                           1,968,600
          1,170,000 El Paso Energy Partners LP company guaranty Ser. B, 8 1/2s, 2011                      1,196,325
          1,060,000 Forest Oil Corp. company guaranty 10 1/2s, 2006                                       1,128,900
          2,960,000 Forest Oil Corp. sr. notes 8s, 2008                                                   3,004,400
            330,000 Forest Oil Corp. 144A sr. notes 8s, 2011                                                333,300
            440,000 Grant Prideco, Inc. company guaranty Ser. B, 9 5/8s, 2007                               438,900
          1,340,000 Key Energy Services, Inc. company guaranty Ser. B, 8 3/8s, 2008                       1,370,029
          2,430,000 Leviathan Gas Corp. company guaranty Ser. B, 10 3/8s, 2009                            2,584,913
          2,760,000 Newfield Exploration Co. sr. notes 7 5/8s, 2011                                       2,704,800
            790,000 Nuevo Energy Co. sr. sub. notes Ser. B, 9 1/2s, 2008                                    742,600
          1,010,000 Nuevo Energy Co. sr. sub. notes Ser. B, 9 3/8s, 2010                                    944,350
            800,000 Ocean Energy, Inc. company guaranty Ser. B, 8 7/8s, 2007                                846,440
          2,970,000 Ocean Energy, Inc. company guaranty Ser. B, 8 3/8s, 2008                              3,163,139
          4,000,000 Parker & Parsley Co. sr. notes 8 1/4s, 2007                                           4,100,000
          2,270,000 Parker Drilling Corp. company guaranty Ser. D, 9 3/4s, 2006                           2,264,325
            550,000 PDVSA Finance, Ltd. bonds 7.4s, 2016 (Cayman Islands)                                   412,500
            990,000 Pemex Master Trust 144A bonds 8 5/8s, 2022                                            1,024,650
          3,530,000 Pioneer Natural Resources Co. company guaranty 9 5/8s, 2010                           3,847,700
            628,000 Pioneer Natural Resources Co. company guaranty 6 1/2s, 2008                             590,320
          3,280,000 Pogo Producing Co. sr. sub. notes Ser. B, 8 1/4s, 2011                                3,394,800
            200,000 Pride International, Inc. sr. notes 10s, 2009                                           216,000
          2,590,000 Pride Petroleum Services, Inc. sr. notes 9 3/8s, 2007                                 2,680,650
          1,180,000 Seven Seas Petroleum, Inc. sr. notes Ser. B, 12 1/2s, 2005                              696,200
          1,645,000 Snyder Oil Corp. sr. sub. notes 8 3/4s, 2007                                          1,719,140
          2,525,000 Stone Energy Corp. company guaranty 8 3/4s, 2007                                      2,537,625
          4,750,000 Vintage Petroleum, Inc. sr. sub. notes 9 3/4s, 2009                                   4,773,750
          1,070,000 Vintage Petroleum, Inc. sr. sub. notes 9s, 2005                                       1,053,950
            670,000 Vintage Petroleum, Inc. sr. sub. notes 7 7/8s, 2011                                     579,550
          1,390,000 Westport Resources Corp. 144A sr. sub. notes 8 1/4s, 2011                             1,393,475
             50,000 XCL, Ltd. 144A company guaranty 13 1/2s, 2004 (In default) (NON)                         15,000
          1,230,000 XTO Energy, Inc. 144A sr. sub. notes Ser. B, 8 3/4s, 2009                             1,285,350
                                                                                                      -------------
                                                                                                         67,025,406

Entertainment (1.5%)
-------------------------------------------------------------------------------------------------------------------
          3,590,000 AMC Entertainment, Inc. sr. sub. notes 9 1/2s, 2011                                   3,392,550
            320,000 AMC Entertainment, Inc. sr. sub. notes 9 1/2s, 2009                                     303,200
          2,562,431 Carmike Cinemas, Inc. bank term loan FRN Ser. B, 6.69s, 2005
                    (acquired various dates from 8/7/00 to 11/9/01, cost $2,562,431) (RES)                2,449,685
          2,920,000 Cinemark USA, Inc. sr. sub. notes Ser. B, 9 5/8s, 2008                                2,795,900
          1,000,000 Premier Parks, Inc. sr. notes 9 3/4s, 2007                                            1,032,500
          2,150,000 Regal Cinemas, Inc. 144A sr. sub. notes 9 3/8s, 2012                                  2,193,000
          1,470,000 Silver Cinemas, Inc. sr. sub. notes 10 1/2s, 2005 (In default) (NON)                        147
          1,260,000 Six Flags, Inc. sr. notes 9 1/2s, 2009                                                1,285,200
          7,900,000 Six Flags, Inc. 144A sr. notes 8 7/8s, 2010                                           7,900,000
          1,010,693 United Artists Theatre Co. bank term loan FRN 8.126s, 2005
                    (acquired 5/10/01, cost $1,391,689) (RES)                                             1,005,097
                                                                                                      -------------
                                                                                                         22,357,279

Financial (3.5%)
-------------------------------------------------------------------------------------------------------------------
          4,770,000 Advanta Corp. 144A company guaranty Ser. B, 8.99s, 2026                               2,671,200
          2,320,000 AMRESCO, Inc. sr. sub. notes Ser. 97-A, 10s, 2004 (In default) (NON)                    580,000
            957,000 AMRESCO, Inc. sr. sub. notes Ser. 98-A, 9 7/8s, 2005 (In default) (NON)                 239,250
          2,135,000 Chevy Chase Savings Bank, Inc. sub. deb. 9 1/4s, 2005                                 2,167,025
          2,715,000 Colonial Capital II 144A company guaranty 8.92s, 2027                                 2,489,945
            360,000 Comdisco, Inc. notes 7 1/4s, 2001 (In default) (NON)                                    290,700
            950,000 Comdisco, Inc. notes 6 3/8s, 2049 (In default) (NON)                                    771,875
            450,000 Comdisco, Inc. notes 5.95s, 2002 (In default) (NON)                                     358,875
            170,000 Comdisco, Inc. notes Ser. MTN, 6.62s, 2002 (In default) (NON)                           137,275
            450,000 Conseco Finance Trust III, Inc. bonds 8.796s, 2027                                      139,500
          1,740,000 Conseco Financial Corp. sr. sub. notes 10 1/4s, 2002                                  1,740,000
          1,430,000 Conseco Financing Trust II company guaranty 8.7s, 2026                                  443,300
            610,000 Conseco, Inc. notes 8 3/4s, 2004                                                        373,625
          1,280,000 Conseco, Inc. sr. notes 10 3/4s, 2008                                                   736,000
             20,000 Dime Capital Trust I bank guaranty Ser. A, 9.33s, 2027                                   21,896
         10,313,000 Finova Group, Inc. notes 7 1/2s, 2009                                                 3,609,550
            760,000 Ford Motor Credit Corp. notes 7 3/8s, 2009                                              769,173
            590,000 Green Tree Financial notes Ser. A, 6 1/2s, 2002                                         557,550
          4,295,000 GS Escrow Corp. sr. notes 7 1/8s, 2005                                                4,313,340
            830,000 Hanvit Bank 144A sub. notes 11 3/4s, 2010 (South Korea)                                 954,500
          1,400,000 iStar Financial, Inc. sr. notes 8 3/4s, 2008                                          1,414,000
          1,335,000 Nationwide Credit, Inc. sr. notes Ser. A, 10 1/4s, 2008                                 373,800
          1,650,000 Newcourt Credit Group Inc. company guaranty 6 7/8s, 2005 (Canada)                     1,583,109
          1,185,000 Ocwen Capital Trust I company guaranty 10 7/8s, 2027                                    912,450
          1,905,000 Ocwen Federal Bank sub. deb. 12s, 2005                                                1,847,850
            281,000 Ocwen Financial Corp. notes 11 7/8s, 2003                                               275,380
          2,285,000 Outsourcing Solutions, Inc. sr. sub. notes Ser. B, 11s, 2006                          1,930,825
          2,610,000 Peoples Bank- Bridgeport sub. notes 9 7/8s, 2010                                      2,796,824
            410,000 Port Arthur Finance Corp. company guaranty 12 1/2s, 2009                                434,600
          3,950,000 Resource America, Inc. 144A sr. notes 12s, 2004                                       3,969,750
          1,520,000 RFS Partnership LP 144A sr. notes 9 3/4s, 2012                                        1,554,200
          1,310,000 Riggs Capital Trust 144A bonds 8 5/8s, 2026                                             922,384
            850,000 Riggs Capital Trust 144A company guaranty 8 7/8s, 2027                                  602,489
          4,300,000 Sovereign Bancorp, Inc. sr. notes 10 1/2s, 2006                                       4,730,000
          2,220,000 Superior Financial Corp. 144A sr. notes 8.65s, 2003                                   2,278,040
          2,200,000 Vesta Insurance Group, Inc. 144A company guaranty 8.525s, 2027                        1,320,000
             10,000 Webster Capital Trust I 144A bonds 9.36s, 2027                                            9,191
          1,200,000 Willis Corroon Corp. 144A company guaranty 9s, 2009                                   1,248,000
                                                                                                      -------------
                                                                                                         51,567,471

Food (1.4%)
-------------------------------------------------------------------------------------------------------------------
          4,505,000 Archibald Candy Corp. company guaranty 10 1/4s, 2004 (In default) (NON)               2,297,550
          1,955,000 Aurora Foods, Inc. bank term loan FRN Ser. B2, 8.489s, 2010
                    (acquired 3/13/00, cost $1,764,387) (RES)                                             1,933,495
          1,450,000 Aurora Foods, Inc. sr. sub. notes Ser. B, 9 7/8s, 2007                                1,428,250
          3,560,000 Aurora Foods, Inc. 144A sr. sub. notes Ser. D, 9 7/8s, 2007                           3,506,600
            800,000 Del Monte Corp. company guaranty Ser. B, 9 1/4s, 2011                                   840,000
          2,850,000 Doane Pet Care Co. sr. sub. deb. 9 3/4s, 2007                                         2,394,000
          2,265,000 Eagle Family Foods company guaranty Ser. B, 8 3/4s, 2008                              1,789,350
          2,290,000 Premier International Foods PLC sr. notes 12s, 2009 (United Kingdom)                  2,496,100
          3,440,000 RAB Enterprises, Inc. company guaranty 10 1/2s, 2005                                  1,204,000
          1,900,000 RAB Holdings, Inc. sr. notes 13s, 2008                                                  380,000
          2,000,000 Smithfield Foods, Inc. sr. notes Ser. B, 8s, 2009                                     2,050,000
          4,810,000 Vlasic Foods International, Inc. sr. sub. notes Ser. B, 10 1/4s, 2009
                    (In default) (NON)                                                                    1,034,150
                                                                                                      -------------
                                                                                                         21,353,495

Gaming & Lottery (6.9%)
-------------------------------------------------------------------------------------------------------------------
          1,640,000 Aladdin Gaming Holdings, LLC sr. disc. notes stepped-coupon Ser. B,
                    zero % (13 1/2s, 3/1/03), 2010 (STP)                                                     86,100
          1,635,000 Ameristar Casinos, Inc. company guaranty 10 3/4s, 2009                                1,810,763
          4,200,000 Argosy Gaming Co. company guaranty 10 3/4s, 2009                                      4,662,000
            370,000 Argosy Gaming Co. sr. sub. notes 9s, 2011                                               393,125
          4,030,424 Autotote Corp. bank term loan FRN Ser. B, 7.195s, 2007
                    (acquired 10/13/00, cost $4,020,348) (RES)                                            4,035,462
          2,870,000 Autotote Corp. company guaranty Ser. B, 12 1/2s, 2010                                 3,128,300
          1,808,479 Fitzgeralds Gaming Corp. company guaranty Ser. B, 12 1/4s, 2004
                    (In default) (NON)                                                                      632,968
          2,020,000 Harrah's Operating Company, Inc. company guaranty 8s, 2011                            2,134,597
          1,635,000 Harrah's Operating Company, Inc. company guaranty 7 1/8s, 2007                        1,659,525
          2,320,000 Herbst Gaming, Inc. sec. notes Ser. B, 10 3/4s, 2008                                  2,424,400
          4,520,000 Hollywood Casino Corp. company guaranty 11 1/4s, 2007                                 4,994,600
            352,000 Hollywood Park, Inc. company guaranty Ser. B, 9 1/4s, 2007                              312,400
          3,540,000 Horseshoe Gaming Holdings company guaranty 8 5/8s, 2009                               3,672,750
          2,240,000 International Game Technology sr. notes 8 3/8s, 2009                                  2,430,400
          2,000,000 International Game Technology sr. notes 7 7/8s, 2004                                  2,092,500
            640,000 Isle of Capri Casinos, Inc. company guaranty 8 3/4s, 2009                               639,200
          5,710,000 Majestic Investor Holdings/Majestic Investor Capital Corp. 144A
                    company guaranty 11.653s, 2007                                                        5,453,050
            290,000 Mandalay Resort Group sr. notes 9 1/2s, 2008                                            311,750
          4,290,000 Mandalay Resort Group sr. sub. notes Ser. B, 10 1/4s, 2007                            4,606,388
          1,270,000 Mandalay Resort Group 144A sr. sub. notes 9 3/8s, 2010                                1,333,500
            440,000 MGM Mirage, Inc. coll. sr. notes 6 7/8s, 2008                                           422,880
          3,920,000 MGM Mirage, Inc. company guaranty 8 1/2s, 2010                                        4,122,037
          2,215,000 MGM Mirage, Inc. company guaranty 8 3/8s, 2011                                        2,289,756
          1,410,000 Mikohn Gaming Corp. company guaranty Ser. B, 11 7/8s, 2008                            1,410,000
          1,140,000 Mohegan Tribal Gaming Authority sr. notes 8 1/8s, 2006                                1,174,200
          2,850,000 Mohegan Tribal Gaming Authority sr. sub. notes 8 3/4s, 2009                           2,935,500
          1,630,000 Mohegan Tribal Gaming Authority sr. sub. notes 8 3/8s, 2011                           1,674,825
          2,880,000 Mohegan Tribal Gaming Authority 144A sr. sub. notes 8s, 2012                          2,880,000
          2,350,000 Park Place Entertainment Corp. sr. notes 7 1/2s, 2009                                 2,303,142
          3,410,000 Park Place Entertainment Corp. sr. sub. notes 8 7/8s, 2008                            3,559,188
          1,390,000 Park Place Entertainment Corp. sr. sub. notes 8 1/8s, 2011                            1,405,638
          1,080,000 Penn National Gaming, Inc. company guaranty Ser. B, 11 1/8s, 2008                     1,182,600
          1,470,000 Penn National Gaming, Inc. sr. sub. notes 8 7/8s, 2010                                1,451,625
          3,750,000 Pennisula Gaming LLC company guaranty 12 1/4s, 2006                                   3,750,000
          1,410,000 Riviera Black Hawk, Inc. 1st mtge. 13s, 2005                                          1,410,000
          3,480,000 Station Casinos, Inc. sr. notes 8 3/8s, 2008                                          3,593,100
          1,740,000 Station Casinos, Inc. sr. sub. notes 9 7/8s, 2010                                     1,846,575
            760,000 Station Casinos, Inc. 144A sr. sub. notes 9 3/4s, 2007                                  791,350
            250,000 Trump A.C. company guaranty Ser. B, 11 1/4s, 2006                                       169,688
          1,599,000 Trump Atlantic City Associates company guaranty 11 1/4s, 2006                         1,095,315
          2,240,000 Trump Castle Funding, Inc. sr. sub. notes 11 3/4s, 2003                               1,691,200
          8,260,000 Trump Castle Funding, Inc. sub. notes 10 1/4s, 2003                                   8,363,250
          4,060,000 Venetian Casino, Inc. company guaranty 12 1/4s, 2004                                  4,191,950
          1,280,000 Wheeling Island Gaming, Inc. 144A sr. notes 10 1/8s, 2009                             1,318,400
                                                                                                      -------------
                                                                                                        101,845,997

Health Care (5.7%)
-------------------------------------------------------------------------------------------------------------------
          2,760,000 ALARIS Medical Systems, Inc. sec. notes Ser. B, 11 5/8s, 2006                         3,022,200
            710,000 ALARIS Medical Systems, Inc. 144A company guaranty 9 3/4s, 2006                         683,375
          1,770,000 ALARIS Medical, Inc. sr. disc. notes stepped-coupon zero %
                    (11 1/8s, 8/1/03), 2008 (STP)                                                         1,168,200
          3,830,800 Alderwoods Group, Inc. company guaranty 12 1/4s, 2009                                 3,907,416
             10,600 Alderwoods Group, Inc. company guaranty 12 1/4s, 2004                                    11,342
             53,600 Alderwoods Group, Inc. company guaranty 11s, 2007                                        54,136
          1,345,000 Alliance Imaging, Inc. sr. sub. notes 10 3/8s, 2011                                   1,418,975
          2,000,000 AmerisourceBergen Corp. sr. notes 8 1/8s, 2008                                        2,100,000
          1,890,000 Beverly Enterprises, Inc. sr. notes 9 5/8s, 2009                                      1,890,000
          1,380,000 Bio-Rad Labs Corp. sr. sub. notes 11 5/8s, 2007                                       1,518,000
          3,848,000 Clarent Hospital Corp. sr. notes 11 1/2s, 2005                                        3,848,000
          1,680,000 Conmed Corp. company guaranty 9s, 2008                                                1,726,200
            870,000 Conventry Health Care, Inc. 144A sr. notes 8 1/8s, 2012                                 891,750
            186,500 Genesis Health Ventures, Inc. sec. notes FRN 7.59s, 2007                                184,635
          3,210,000 Hanger Orthopedic Group, Inc. 144A sr. notes 10 3/8s, 2009                            3,306,300
          2,470,000 HCA, Inc. deb. 7.19s, 2015                                                            2,451,475
          3,080,000 HCA, Inc. med. term notes 8.85s, 2007                                                 3,399,550
            500,000 HCA, Inc. med. term notes 6.63s, 2045                                                   503,105
          2,180,000 HCA, Inc. notes 8 3/4s, 2010                                                          2,452,500
            780,000 HCA, Inc. notes 8.36s, 2024                                                             811,200
            500,000 HCA, Inc. notes 7s, 2007                                                                518,750
          2,790,000 HCA, Inc. sr. notes 7 7/8s, 2011                                                      2,957,400
          3,160,000 Healthsouth Corp. sr. sub. notes 10 3/4s, 2008                                        3,428,600
          1,550,000 Insight Health Services Corp. 144A sr. sub. notes 9 7/8s, 2011                        1,596,500
          3,050,000 Kinetic Concepts, Inc. company guaranty Ser. B, 9 5/8s, 2007                          3,126,250
          5,670,000 Magellan Health Services, Inc. sr. sub. notes 9s, 2008                                4,706,100
          1,560,000 Magellan Health Services, Inc. 144A sr. notes 9 3/8s, 2007                            1,544,400
          4,999,430 Mariner Post-Acute Network, Inc. bank term loan FRN Ser. A, 4.879,
                    2004 (acquired 6/21/01, cost $1,699,806) (In default) (NON) (RES)                     2,787,182
          9,100,000 Mariner Post-Acute Network, Inc. sr. sub. notes stepped-coupon Ser. B,
                    zero % (10 1/2s, 11/1/02), 2007 (STP)                                                    45,500
          4,180,000 Mediq, Inc. company guaranty 11s, 2008 (In default) (NON)                                41,800
          2,800,000 Mediq, Inc. deb. stepped-coupon zero % (13s, 6/1/03), 2009 (STP)                            280
          7,500,000 Multicare Companies, Inc. sr. sub. notes 9s, 2007 (In default) (NON)                        750
          1,840,000 Omnicare, Inc. company guaranty Ser. B, 8 1/8s, 2011                                  1,936,600
            690,000 Service Corp. International deb. 7 7/8s, 2013                                           610,650
            430,000 Service Corp. International notes 7.7s, 2009                                            395,600
          5,250,000 Service Corp. International notes 6s, 2005                                            4,685,625
          2,640,000 Stewart Enterprises, Inc. notes 10 3/4s, 2008                                         2,884,200
          5,000,000 Sun Healthcare Group, Inc. sr. sub. notes Ser. B, 9 1/2s, 2007 (In default) (NON)           500
          5,840,000 Tenet Healthcare Corp. sr. notes Ser. B, 8 1/8s, 2008                                 6,238,697
          4,175,000 Triad Hospitals Holdings company guaranty Ser. B, 11s, 2009                           4,696,875
            997,273 Triad Hospitals, Inc. bank term loan FRN Ser. B, 7.36s, 2008
                    (acquired 4/24/01, cost $996,275) (RES)                                               1,007,107
          3,510,000 Triad Hospitals, Inc. company guaranty Ser. B, 8 3/4s, 2009                           3,742,538
          1,970,000 Vanguard Health Systems, Inc. company guaranty 9 3/4s, 2011                           2,068,500
                                                                                                      -------------
                                                                                                         84,368,763

Homebuilding (1.6%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Beazer Homes USA, Inc. company guaranty 8 5/8s, 2011                                  2,060,000
            310,000 D.R. Horton, Inc. company guaranty 8s, 2009                                             312,325
          4,360,000 D.R. Horton, Inc. sr. notes 7 7/8s, 2011                                              4,316,400
          1,920,000 Del Webb Corp. sr. sub. deb. 9 3/8s, 2009                                             2,025,600
          1,510,000 K. Hovnanian Enterprises, Inc. company guaranty 10 1/2s, 2007                         1,593,050
            200,000 K. Hovnanian Enterprises, Inc. company guaranty 9 1/8s, 2009                            204,000
          3,130,000 KB Home sr. sub. notes 9 1/2s, 2011                                                   3,239,550
          1,250,000 Lennar Corp. company guaranty Ser. B, 9.95s, 2010                                     1,371,875
          1,270,000 Lennar Corp. sr. notes 7 5/8s, 2009                                                   1,270,000
            270,000 M.D.C. Holdings, Inc. sr. notes 8 3/8s, 2008                                            274,725
          2,940,000 Ryland Group, Inc. sr. notes 9 3/4s, 2010                                             3,116,400
          1,270,000 Standard Pacific Corp. sr. notes 9 1/2s, 2010                                         1,292,225
          1,640,000 Toll Corp. company guaranty 8 1/8s, 2009                                              1,656,400
            770,000 Toll Corp. sr. sub. notes 8 1/4s, 2011                                                  777,700
                                                                                                      -------------
                                                                                                         23,510,250

Household Furniture and Appliances (0.4%)
-------------------------------------------------------------------------------------------------------------------
          1,000,000 Sealy Mattress Co. company guaranty Ser. C, 9 7/8s, 2007                              1,007,500
          1,050,000 Sealy Mattress Co. company guaranty stepped-coupon Ser. B, zero %
                    (10 7/8s, 12/15/02), 2007 (STP)                                                         945,000
          3,970,000 Sealy Mattress Co. sr. sub. notes Ser. B, 9 7/8s, 2007                                3,999,775
                                                                                                      -------------
                                                                                                          5,952,275

Lodging/Tourism (1.8%)
-------------------------------------------------------------------------------------------------------------------
          2,177,000 Felcor Lodging LP company guaranty 8 1/2s, 2011 (R)                                   2,177,000
          4,980,000 Felcor Lodging LP company guaranty 9 1/2s, 2008 (R)                                   5,204,100
          9,841,000 HMH Properties, Inc. company guaranty Ser. B, 7 7/8s, 2008                            9,496,565
            550,000 HMH Properties, Inc. sr. notes Ser. C, 8.45s, 2008                                      548,625
            670,000 Host Marriott LP company guaranty Ser. G, 9 1/4s, 2007                                  688,425
          1,200,000 Host Marriott LP sr. notes Ser. E, 8 3/8s, 2006                                       1,188,000
          2,785,000 ITT Corp. notes 6 3/4s, 2005                                                          2,781,853
            540,000 John Q. Hammons Hotels, Inc. 1st mtge. 8 7/8s, 2004                                     534,600
          1,980,000 Meristar Hospitality Corp. company guaranty 9 1/8s, 2011                              1,965,150
            480,000 Meristar Hospitality Corp. company guaranty 9s, 2008                                    477,000
          1,250,000 MeriStar Hospitality Operating Partnership/MeriStar Hospitality
                    Finance Corp. 144A sr. notes 10 1/2s, 2009 (R)                                        1,306,250
                                                                                                      -------------
                                                                                                         26,367,568

Media (0.1%)
-------------------------------------------------------------------------------------------------------------------
          2,125,000 TDL Infomedia Holdings PLC sr. disc. notes stepped-coupon zero %
                    (15 1/2s, 10/15/04), 2010 (United Kingdom) (STP)                                      1,710,625

Publishing (2.1%)
-------------------------------------------------------------------------------------------------------------------
          5,765,000 Affinity Group Holdings sr. notes 11s, 2007                                           5,476,750
          1,820,000 Garden State Newspapers, Inc. sr. sub. notes 8 5/8s, 2011                             1,801,800
          1,485,000 Garden State Newspapers, Inc. sr. sub. notes Ser. B, 8 3/4s, 2009                     1,477,575
          1,385,000 Hollinger International Publishing, Inc. company guaranty 9 1/4s, 2007                1,419,625
          6,830,000 Hollinger Participation Trust 144A sr. notes 12 1/8s, 2010 (Canada) (PIK)             6,147,000
          1,890,000 Key3media Group, Inc. company guaranty 11 1/4s, 2011                                  1,701,000
          2,610,000 Perry-Judd company guaranty 10 5/8s, 2007                                             2,335,950
          4,430,000 PRIMEDIA, Inc. company guaranty 8 7/8s, 2011                                          3,809,800
          2,145,000 PRIMEDIA, Inc. company guaranty 7 5/8s, 2008                                          1,758,900
          2,270,000 PRIMEDIA, Inc. company guaranty Ser. B, 8 1/2s, 2006                                  2,020,300
          1,970,000 Quebecor Media, Inc. sr. disc. notes stepped-coupon zero %
                    (13 3/4s, 7/15/06), 2011 (Canada) (STP)                                               1,280,500
          1,500,000 Quebecor Media, Inc. sr. notes 11 1/8s, 2011 (Canada)                                 1,605,000
                                                                                                      -------------
                                                                                                         30,834,200

Restaurants (0.7%)
-------------------------------------------------------------------------------------------------------------------
          1,600,000 Domino's, Inc. company guaranty Ser. B, 10 3/8s, 2009                                 1,712,000
          2,535,000 Sbarro, Inc. company guaranty 11s, 2009                                               2,560,350
          1,680,000 Tricon Global Restaurants, Inc. sr. notes 8 7/8s, 2011                                1,822,800
          3,375,000 Tricon Global Restaurants, Inc. sr. notes 7.65s, 2008                                 3,425,625
            860,000 Tricon Global Restaurants, Inc. sr. notes 7.45s, 2005                                   881,500
                                                                                                      -------------
                                                                                                         10,402,275

Retail (2.3%)
-------------------------------------------------------------------------------------------------------------------
          1,840,000 Amazon.com, Inc. sr. sub. notes stepped-coupon zero % (10s, 5/1/03),
                    2008 (STP)                                                                            1,453,600
          3,680,000 Autonation, Inc. company guaranty 9s, 2008                                            3,854,800
          6,300,000 Fleming Companies, Inc. company guaranty 10 1/8s, 2008                                6,378,750
            100,000 Fleming Companies, Inc. 144A sr. sub. notes 10 5/8s, 2007                                96,500
            910,000 Great Atlantic & Pacific Tea Co. notes 7 3/4s, 2007                                     910,000
          5,130,000 Iron Age Holdings Corp. sr. disc. notes stepped-coupon zero %
                    (12 1/8s, 5/1/03), 2009 (STP)                                                           461,700
          1,090,000 JC Penney Company, Inc. deb. 7.4s, 2037                                               1,002,800
            730,000 JC Penney Company, Inc. notes 7.6s, 2007                                                689,850
          1,330,000 JC Penney Company, Inc. notes Ser. MTNA, 7.05s, 2005                                  1,250,200
            100,000 Kmart Corp. med. term notes Ser. D, 7.55s, 2004                                          41,000
          1,000,000 Kmart Corp. pass-through certificates Ser. 95K4, 9.35s, 2020                            520,000
            215,000 Mothers Work, Inc. sr. notes 12 5/8s, 2005                                              202,100
          4,570,000 Petco Animal Supplies, Inc. 144A sr. sub. notes 10 3/4s, 2011                         4,809,925
            110,000 Rite Aid Corp. notes 7 1/8s, 2007                                                        61,600
          7,590,000 Saks, Inc. company guaranty 8 1/4s, 2008                                              7,134,600
          1,000,000 Saks, Inc. company guaranty 7 1/2s, 2010                                                800,000
          2,300,000 Southland Corp. deb. Ser. A, 4 1/2s, 2004                                             2,158,688
          1,165,000 Southland Corp. deb. Ser. B, 4s, 2004                                                 1,071,800
            121,000 Southland Corp. sr. sub. deb. 5s, 2003                                                  116,443
            800,000 Tommy Hilfiger USA, Inc. company guaranty 6 1/2s, 2003                                  790,000
                                                                                                      -------------
                                                                                                         33,804,356

Specialty Printing (0.1%)
-------------------------------------------------------------------------------------------------------------------
          2,799,797 Von Hoffman Press, Inc. 144A sr. sub. notes 13 1/2s, 2009                             2,239,838

Technology (2.3%)
-------------------------------------------------------------------------------------------------------------------
          1,220,000 Amkor Technologies, Inc. Structured Note 12.58s, 2005 (issued by
                    STEERS Credit Linked Trust 2000)                                                      1,104,100
          3,470,000 Cybernet Internet Services International, Inc. 144A sr. disc. notes
                    stepped-coupon zero % (13s, 8/15/04), 2009 (Denmark) (STP)                               34,700
          5,100,000 Equinix, Inc. sr. notes 13s, 2007                                                     1,593,750
          1,445,000 Exodus Communications, Inc. sr. notes 11 5/8s, 2010 (In default) (NON)                  310,675
            194,000 Exodus Communications, Inc. sr. notes 10 3/4s, 2009 (In default) (NON)                   42,195
            390,000 Exodus Communications, Inc. 144A sr. notes 11 1/4s, 2008 (In default) (NON)              83,850
          1,126,000 Fairchild Semiconductor International, Inc. company guaranty
                    10 3/8s, 2007                                                                         1,192,153
          8,020,000 Firstworld Communication Corp. sr. disc. notes stepped-coupon
                    zero % (13s, 4/15/03), 2008 (STP)                                                       561,400
          3,450,000 Globix Corp. sr. notes 12 1/2s, 2010 (In default) (NON)                                 517,500
          3,740,000 Intira Corp. bonds stepped-coupon zero % (13s, 2/1/05), 2010
                    (acquired 1/31/00, cost $1,993,083) (RES) (STP)                                             374
          1,255,000 Iron Mountain, Inc. company guaranty 8 3/4s, 2009                                     1,305,200
          1,700,000 Iron Mountain, Inc. company guaranty 8 5/8s, 2013                                     1,797,750
          2,040,000 Iron Mountain, Inc. company guaranty 8 1/8s, 2008 (Canada)                            2,065,500
          7,090,000 Lucent Technologies, Inc. deb. 6.45s, 2029                                            4,431,250
          1,000,000 Lucent Technologies, Inc. notes 7 1/4s, 2006                                            810,000
          4,000,000 Micron Technology, Inc. notes 6 1/2s, 2005                                            3,640,000
             30,000 PSINet, Inc. sr. notes 11 1/2s, 2008 (In default) (NON)                                   2,775
          5,320,000 PSINet, Inc. sr. notes 11s, 2009 (In default) (NON)                                     478,800
          2,450,000 PSINet, Inc. sr. notes Ser. B, 10s, 2005 (In default) (NON)                             226,625
          1,400,000 SCG Holding & Semiconductor Corp. company guaranty 12s, 2009                            742,000
          1,060,000 Seagate Technology, Inc. 144A company guaranty 12 1/2s, 2007
                    (Cayman Islands)                                                                      1,193,825
          1,940,000 Telecommunications Techniques, Inc. company guaranty 9 3/4s, 2008                       388,000
          1,630,000 Telehub Communications Corp. company guaranty 13 7/8s, 2005
                    (In default) (NON)                                                                           16
            741,389 Telex Communications Group, Inc. sr. sub. notes zero %, 2006 (FWC/WIS)                  407,764
          1,424,408 United Defense Industries, Inc. bank term loan FRN 6.82s, 2009
                    (acquired various dates from 8/13/01 to 8/29/01, cost $1,429,408) (RES)               1,427,969
            988,000 Viasystems, Inc. sr. notes Ser. B, 9 3/4s, 2007                                         187,720
          1,239,000 Viasystems, Inc. sr. sub. notes 9 3/4s, 2007                                            235,410
            700,000 Xerox Corp. notes 5 1/2s, 2003                                                          617,750
          9,350,000 Xerox Corp. 144A sr. notes 9 3/4s, 2009                                               8,274,750
            160,000 Xerox Credit Corp. sr. notes 6.1s, 2003                                                 139,200
                                                                                                      -------------
                                                                                                         33,813,001

Textiles (0.5%)
-------------------------------------------------------------------------------------------------------------------
          1,980,000 Galey & Lord, Inc. company guaranty 9 1/8s, 2008 (In default) (NON)                     198,000
          1,500,000 Kasper A.S.L., Ltd. sr. notes 12 3/4s, 2004 (In default) (NON)                          300,000
          3,330,000 Levi Strauss & Co. sr. notes 11 5/8s, 2008                                            3,313,350
          2,440,000 William Carter Holdings Co. (The) company guaranty Ser. B,
                    10 7/8s, 2011                                                                         2,562,000
          2,120,000 Westpoint Stevens, Inc. sr. notes 7 7/8s, 2008                                          678,400
          2,710,000 Westpoint Stevens, Inc. sr. notes 7 7/8s, 2005                                          894,300
                                                                                                      -------------
                                                                                                          7,946,050

Tobacco (0.2%)
-------------------------------------------------------------------------------------------------------------------
          2,440,000 North Atlantic Trading Co. company guaranty Ser. B, 11s, 2004                         2,269,200

Transportation (2.1%)
-------------------------------------------------------------------------------------------------------------------
            300,000 Air Canada Corp. sr. notes 10 1/4s, 2011 (Canada)                                       195,000
          3,980,000 Airbus Industries 144A notes Ser. D, 12.266s, 2020                                    2,735,600
          2,847,000 American Airlines, Inc. bonds Ser. 01-2, Class B, 8.608s, 2011                        2,999,855
            740,000 American Airlines, Inc. 144A pass-through certificates Ser. 01-2,
                    Class A-2, 7.858s, 2011                                                                 785,355
            100,000 AMR Corp. deb. 9s, 2012                                                                  92,000
              1,864 Aran Shipping & Trading SA notes 8.3s, 2004 (Greece)                                        932
          3,260,000 Calair, LLC/Calair Capital Corp. company guaranty 8 1/8s, 2008                        2,901,400
          1,260,000 Continental Airlines, Inc. pass thru certificates Ser. D, 7.568s, 2006                1,058,400
          1,630,000 Delta Air Lines, Inc. pass-through certificates Ser. 00-1, Class C,
                    7.779s, 2005                                                                          1,644,246
          2,920,000 Kansas City Southern Railway Co. company guaranty 9 1/2s, 2008                        3,139,000
            830,000 Kitty Hawk, Inc. company guaranty 9.95s, 2004 (In default) (NON)                         83,000
             40,000 MC Shipping, Inc. sr. notes Ser. B, 11 1/4s, 2008                                        20,000
          2,124,208 Motor Coach Industries bank term loan FRN Ser. B, 8.89s, 2006
                    (acquired various dates from 6/13/01 to 9/6/01, cost $1,730,768) (RES)                1,752,472
          3,900,000 Navistar International Corp. company guaranty Ser. B, 9 3/8s, 2006                    4,036,500
            510,000 Navistar International Corp. sr. notes Ser. B, 8s, 2008                                 487,050
          1,900,000 Northwest Airlines, Inc. company guaranty 8 7/8s, 2006                                1,748,000
            730,000 Northwest Airlines, Inc. company guaranty 8 3/8s, 2004                                  689,850
          1,690,000 Northwest Airlines, Inc. company guaranty 7 5/8s, 2005                                1,521,000
          3,220,000 RailAmerica Transportation company guaranty 12 7/8s, 2010                             3,542,000
            650,000 Transportation Manufacturing Operations, Inc. company guaranty
                    11 1/4s, 2009                                                                           435,500
            710,000 Travel Centers of America, Inc. company guaranty 12 3/4s, 2009                          763,250
          1,910,000 US Air, Inc. pass-through certificates Ser. 93A3, 10 3/8s, 2013                       1,184,200
                                                                                                     --------------
                                                                                                         31,814,610

Utilities (3.7%)
-------------------------------------------------------------------------------------------------------------------
          1,050,000 AES Corp. (The) notes 8 3/4s, 2008                                                      693,000
          6,120,000 AES Corp. (The) sr. notes 9 3/8s, 2010                                                4,039,200
            966,000 AES Corp. (The) sr. notes 8 7/8s, 2011                                                  627,900
          1,090,000 Azurix Corp. sr. notes Ser. B, 10 3/4s, 2010                                            817,500
            850,000 Azurix Corp. sr. notes Ser. B, 10 3/8s, 2007                                            637,500
          5,200,000 Calpine Canada Energy Finance company guaranty 8 1/2s, 2008 (Canada)                  3,692,000
          1,235,000 Calpine Corp. sr. notes 10 1/2s, 2006                                                   975,650
            540,000 Calpine Corp. sr. notes 8 3/4s, 2007                                                    379,350
          3,665,000 Calpine Corp. sr. notes 8 5/8s, 2010                                                  2,556,338
          7,615,000 Calpine Corp. sr. notes 8 1/2s, 2011                                                  5,330,500
            890,000 Calpine Corp. sr. notes 7 7/8s, 2008                                                    631,900
             80,000 Calpine Corp. sr. notes 7 3/4s, 2009                                                     54,800
             10,000 Cleveland Electric Illuminating Co. (The) 144A sr. notes Ser. D, 7.88s, 2017             10,674
          5,500,000 CMS Energy Corp. pass-through certificates 7s, 2005                                   5,309,370
          1,340,000 CMS Energy Corp. sr. notes 8.9s, 2008                                                 1,353,400
            240,000 CMS Energy Corp. sr. notes 8 1/2s, 2011                                                 239,054
          1,470,000 Edison Mission Energy sr. notes 10s, 2008                                             1,455,300
          1,470,000 Midland Funding II Corp. deb. Ser. A, 11 3/4s, 2005                                   1,558,597
          4,320,000 Midland Funding II Corp. deb. Ser. B, 13 1/4s, 2006                                   4,880,218
          5,130,000 Mission Energy Holding Co. sec. notes 13 1/2s, 2008                                   5,309,550
          1,091,143 Northeast Utilities notes Ser. A, 8.58s, 2006                                         1,165,362
          1,625,067 Northeast Utilities notes Ser. B, 8.38s, 2005                                         1,723,871
          1,310,000 Pacific Gas & Electric Co. 144A sr. notes 7 3/8s, 2005                                1,427,900
          2,640,000 Southern California Edison Co. notes 8.95s, 2003                                      2,706,000
            340,000 Southern California Edison Co. notes 6 3/8s, 2006                                       313,650
          2,540,000 Tiverton/Rumford Power Associates, LP 144A pass-through certificates
                    9s, 2018                                                                              1,803,400
          5,911,000 York Power Funding 144A notes 12s, 2007 (Cayman Islands)
                    (In default) (NON)                                                                    5,438,120
                                                                                                     --------------
                                                                                                         55,130,104
                                                                                                     --------------
                    Total Corporate Bonds and Notes (cost $1,470,819,647)                            $1,246,111,999

PREFERRED STOCKS (4.1%) (a)
NUMBER OF SHARES                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
                  1 Adelphia Business Solutions, Inc. Ser. B, 12.875% pfd.                           $            1
            183,665 Avecia Group PLC $4.00 pfd. (United Kingdom) (PIK)                                    4,591,625
            121,395 Brand Scaffold Services, Inc. 144A $3.625 pfd.                                        5,098,590
            169,500 California Federal Bancorp, Inc. Ser. A, $2.281 pfd.                                  4,323,945
             87,420 Chevy Chase Capital Corp. Ser. A, $5.188 pfd. (PIK)                                   4,982,940
              8,330 Chevy Chase Savings Bank, Inc. $3.25 pfd.                                               220,745
            795,000 CSBI Capital Trust I 144A company guaranty Ser. A, 11.75% pfd.                          886,425
             87,636 CSC Holdings, Inc. Ser. M, $11.125 cum. pfd. (PIK)                                    9,026,508
             11,388 Decrane Aircraft Holdings Co. $16.00 pfd. (PIK)                                       1,138,788
              6,385 Delta Financial Corp. Ser. A, $10.00 cum. pfd.                                           73,428
             68,200 Doane Pet Care Co. $7.125 pfd.                                                        2,046,000
                256 Dobson Communications Corp. 13.00% pfd.                                                 222,720
              3,427 Dobson Communications Corp. 12.25% pfd. (PIK)                                         2,981,847
              2,750 First Republic Capital Corp. 144A 10.50% pfd.                                         2,750,000
              6,075 Granite Broadcasting Corp. 12.75% cum. pfd. (PIK)                                     3,067,875
                  1 ICG Holdings, Inc. 14.00% pfd. (Canada) (PIK)                                                 1
              5,705 Intermedia Communications, Inc. Ser. B, 13.50% pfd. (PIK)                             5,419,750
                580 Nextel Communications, Inc. Ser. D, 13.00% cum. pfd. (PIK)                              203,000
              4,011 Nextel Communications, Inc. Ser. E, 11.125% pfd. (PIK)                                1,002,750
             65,900 North Atlantic Trading Co. $3.00 pfd. (PIK)                                           1,054,400
              1,132 Paxson Communications Corp. 13.25% cum. pfd. (PIK)                                    9,735,200
              2,400 PRIMEDIA, Inc. Ser. F, $9.20 cum. pfd.                                                  112,800
              3,456 Rural Cellular Corp. 12.25% pfd. (PIK)                                                1,728,170
                                                                                                     --------------
                    Total Preferred Stocks (cost $61,535,442)                                        $   60,667,508

FOREIGN GOVERNMENT BONDS AND NOTES (1.9%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
$           656,914 Argentina (Republic of) bonds Ser. 2018, 12 1/4s, 2018 (In default) (NON)        $      158,316
          1,250,000 Brazil (Federal Republic of) notes 11s, 2012                                          1,146,875
          3,515,000 Brazil (Federal Republic of) unsub. notes 11s, 2040                                   2,878,785
          1,135,000 Colombia (Republic of) bonds 11 3/4s, 2020                                            1,095,275
            765,000 Ecuador (Republic of) bonds stepped-coupon Ser. REGS, 5s
                    (6s, 8/15/02), 2030 (STP)                                                               393,210
            817,000 Peru (Republic of) 144A notes 9 1/8s, 2012                                              808,830
          1,760,000 Philippines (Republic of) notes 10 5/8s, 2025                                         1,841,840
          1,645,000 Russia (Federation of) bonds 12 3/4s, 2028                                            1,949,325
          2,735,000 Russia (Federation of) unsub. 8 1/4s, 2010                                            2,616,028
          9,770,000 Russia (Federation of) unsub. stepped-coupon 5s (7 1/2s, 3/31/07),
                    2030 (STP)                                                                            6,462,855
            375,000 Turkey (Republic of) bonds 11 3/4s, 2010                                                380,250
            360,000 Turkey (Republic of) notes 11 1/2s, 2012                                                360,900
          1,520,000 United Mexican States bonds 11 3/8s, 2016                                             1,963,080
          1,595,000 United Mexican States bonds Ser. MTN, 8.3s, 2031                                      1,638,863
            990,000 United Mexican States notes 7 1/2s, 2012                                              1,007,325
          2,815,000 United Mexican States notes Ser. A, 9 7/8s, 2010                                      3,248,510
            455,000 Venezuela (Republic of) bonds 9 1/4s, 2027                                              301,438
                                                                                                     --------------
                    Total Foreign Government Bonds and Notes (cost $24,586,689)                      $   28,251,705

COMMON STOCKS (1.0%) (a)
NUMBER OF SHARES                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
              7,876 Alderwoods Group, Inc. (NON)                                                     $      103,569
            255,713 Arch Wireless, Inc. (NON)                                                                 2,046
             76,687 Aurora Foods, Inc. (NON)                                                                322,085
             27,272 Capstar Broadcasting 144A (NON)                                                          62,726
             64,112 Celcaribe SA (Colombia) (NON)                                                             1,923
             69,120 Covad Communications Group, Inc. 144A (NON)                                             108,864
              6,385 Delta Funding Residual Exchange Co., LLC (NON)                                        1,395,123
              6,385 Delta Funding Residual Management, Inc. (NON)                                                64
            111,240 Doskocil Manufacturing Company, Inc. (NON)                                              333,720
            441,823 Focal Communications Corp. (NON)                                                         97,201
             39,109 Genesis Health Ventures, Inc. (NON)                                                     609,318
             60,553 Intira Corp.                                                                                  6
              6,876 MPower Holdings Corp. 144A (NON)                                                            309
         10,495,000 Paracelsus Healthcare Corp. (NON)                                                         1,050
            216,458 Pioneer Companies, Inc. (NON)                                                           405,859
                613 Quorum Broadcast Holdings, Inc. Class E (acquired 5/15/01,
                    cost $611,768) (RES)                                                                    613,070
                588 RCN Corp. (NON)                                                                             770
             65,654 Regal Cinemas, Inc. (NON)                                                             7,221,940
              2,996 RSL Communications, Ltd. Class A (NON)                                                       21
            160,552 Safety Components International, Inc. (acquired 11/6/98, cost $649,365) (RES)         1,404,830
             33,599 United Artists Theatre Co. (NON)                                                        268,792
             12,145 Vast Solutions, Inc. Class B1 (NON)                                                      36,435
             12,145 Vast Solutions, Inc. Class B2 (NON)                                                      36,435
             12,145 Vast Solutions, Inc. Class B3 (NON)                                                      36,435
             13,000 Wayland Investment Fund II (acquired 2/2/01, cost $1,300,000) (RES)                   1,300,000
                  6 WorldCom, Inc.-WorldCom Group (NON)                                                          45
                                                                                                     --------------
                    Total Common Stocks (cost $22,126,200)                                           $   14,362,636

CONVERTIBLE BONDS AND NOTES (0.9%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
$           500,000 Adelphia Communications Corp. cv. sub. notes 6s, 2006                            $      415,000
          2,205,000 American Tower Corp. cv. notes 5s, 2010                                               1,104,264
          2,470,000 DaVita, Inc. cv. sub. notes 7s, 2009                                                  2,444,559
          1,440,000 Echostar Communications Corp. 144A cv. sub. notes 5 3/4s, 2008                        1,251,000
            140,000 Healthsouth Corp. cv. sub. deb. 3 1/4s, 2003                                            134,750
            310,000 Hexcel Corp. cv. sub. notes 7s, 2003                                                    199,950
          3,150,000 Nextel Communications, Inc. cv. sr. notes 5 1/4s, 2010                                1,582,875
            650,000 Rogers Communications cv. deb. 2s, 2005 (Canada)                                        515,938
            570,000 Telewest Finance 144A cv. company guaranty 6s, 2005 (United Kingdom)                    273,600
          5,825,000 Telewest Finance Corp. cv. sub. notes 6s, 2005 (United Kingdom)                       2,796,000
          3,000,000 Total Renal Care Holdings, Inc. 144A cv. notes 7s, 2009                               2,969,100
                                                                                                     --------------
                    Total Convertible Bonds and Notes (cost $15,355,472)                             $   13,687,036

BRADY BONDS (0.8%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
$         8,256,604 Brazil (Federal Republic of) bonds 8s, 2014 (POR)                                $    6,708,491
          1,315,000 Brazil (Federal Republic of) govt. guaranty Ser. 18YR, FRB 3 1/4s, 2012                 965,736
          2,552,900 Bulgaria (Government of) deb. FRB Ser. PDI, 2.813s, 2011                              2,242,212
          2,142,825 Venezuela (Republic of) deb. FRB Ser. DL, 4 3/4s, 2007                                1,658,118
                                                                                                     --------------
                    Total Brady Bonds (cost $11,315,193)                                             $   11,574,557

UNITS (0.1%) (a)
NUMBER OF UNITS                                                                                               VALUE
-------------------------------------------------------------------------------------------------------------------
         12,035,565 Contifinancial Corp. Liquidating Trust units 8 1/8s, 2031 (NON)                  $      631,867
              2,483 Hercules Trust II units cum. cv. pfd. 6 1/2s                                          1,291,160
          2,680,000 Pegasus Shipping 144A units stepped-coupon zero % (14 1/2s,
                    6/20/03), 2008 (Bermuda) (STP)                                                           93,800
             55,000 XCL, Ltd. 144A units 13 1/2s, 2004 (In default) (NON)                                    16,500
             19,405 XCL, Ltd. 144A units 9.50% cv. cum. pfd. (In default) (NON) (PIK)                         9,703
                                                                                                     --------------
                    Total Units (cost $11,209,617)                                                   $    2,043,030

WARRANTS (0.1%) (a) (NON)                                                                 EXPIRATION
NUMBER OF WARRANTS                                                                        DATE                VALUE
-------------------------------------------------------------------------------------------------------------------
                  1 Anker Coal Group, Inc. 144A                                           10/28/09    $           1
              1,640 Bestel SA de CV (Mexico)                                              5/15/05           131,200
              5,160 Birch Telecommunications, Inc. 144A (PIK)                             6/15/08               516
              3,200 CGA Group, Ltd. 144A                                                  2/11/07                32
              2,890 Colo.com, Inc. 144A                                                   3/15/10                29
                130 Cybernet Internet Services International, Inc. 144A                   7/1/09                  1
              2,930 Dayton Superior Corp.                                                 6/15/09            29,300
              7,940 Decrane Aircraft Holdings Co.                                         9/30/08                 8
                  1 Decrane Aircraft Holdings Co. Class B                                 6/30/10                 1
             67,681 Delta Financial Corp.                                                 12/21/10                7
                375 Destia Communications 144A                                            7/15/07                 4
             42,305 Diva Systems Corp. 144A                                               3/1/08                423
             32,621 Genesis Health Ventures, Inc.                                         10/1/02            52,194
                 60 Globalstar Telecommunications                                         2/15/04                 1
              3,600 Horizon PCS, Inc.                                                     10/1/10            36,000
             53,776 ICG Communications, Inc.                                              10/15/05              538
                375 Insilco Corp. 144A                                                    8/15/07                 1
              1,670 Insilco Holding Co.                                                   8/15/08            66,800
                 20 Interact Systems, Inc.                                                8/1/03                  1
              1,020 Interact Systems, Inc. 144A                                           12/15/09               10
            363,973 Intira Corp. Class B                                                  9/29/10                36
              3,070 iPCS, Inc. 144A                                                       7/15/10            30,700
                470 Iridium World Com 144A                                                7/15/05                 1
              2,010 IWO Holdings, Inc.                                                    1/15/11            20,100
              3,610 Jostens, Inc.                                                         5/1/10             36,100
              3,980 KMC Telecommunications Holdings, Inc. 144A                            4/15/08                40
              3,815 Knology Holdings, Inc.                                                10/22/07               95
              2,000 Leap Wireless International, Inc. 144A                                4/15/10            60,000
             10,508 Loral Space & Communications, Ltd.                                    12/27/06              105
                320 McCaw International, Ltd.                                             4/15/07                 3
              2,800 Mediq, Inc. 144A                                                      6/1/09                 28
                 30 Metronet Communications 144A                                          8/15/07                15
              1,410 Mikohn Gaming Corp. 144A                                              8/15/08             7,050
                440 Orbital Imaging Corp. 144A                                            3/1/05                  1
                 50 Orion Network Systems                                                 1/15/07                 1
              2,560 Paxson Communications Corp. 144A                                      6/30/03            11,520
              1,340 Pliant Corp. 144A                                                     6/1/10              2,680
                300 Raintree Resort 144A                                                  12/1/04                 3
              2,480 Startec Global Communications Corp.                                   5/15/08                25
              1,580 Telehub Communications Corp. 144A                                     7/31/05                 2
              1,387 Telex Communications Group, Inc.                                      3/30/07                14
              2,130 Travel Centers of America, Inc. 144A                                  5/1/09                 21
              5,200 Ubiquitel, Inc. 144A                                                  4/15/10           145,600
                125 UIH Australia/Pacific, Inc. 144A                                      5/15/06                 1
            131,268 United Artists Theatre                                                3/2/08          1,050,138
              4,030 Veraldo Holdings, Inc. 144A                                           4/15/08                40
                110 Versatel Telecom NV (Netherlands)                                     5/15/08                55
                990 WAM!NET, Inc.                                                         3/1/05                 10
              3,250 XM Satellite Radio Holdings, Inc. 144A                                3/15/10             3,250
            125,000 ZSC Specialty Chemicals PLC 144A (United Kingdom)                     6/30/11           203,125
            125,000 ZSC Specialty Chemicals PLC 144A pfd.
                    (United Kingdom)                                                      6/30/11            78,125
                                                                                                     --------------
                    Total Warrants (cost $8,261,242)                                                 $    1,965,951

CONVERTIBLE PREFERRED STOCKS (0.1%) (a)
NUMBER OF SHARES                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
                  8 Anker Coal Group, Inc. 14.25% cv. pfd.                                           $           40
            172,927 Earthwatch, Inc. 144A Ser. C, 8.50% cv. pfd. (PIK)                                        1,729
                237 Genesis Health Ventures, Inc. $6.00 cv. pfd. (PIK)                                       26,070
              6,500 Global Crossing, Ltd. 144A 7.00% cum. cv. pfd. (Bermuda) (In default) (NON)               8,938
              1,020 Interact Systems, Inc. 144A 14.00% cv. pfd. (In default) (NON)                               10
             20,900 LTV Corp. (The) 144A $4.125 cv. pfd. (In default) (NON)                                  57,475
                112 Paxson Communications Corp. 144A 9.75% cv. pfd. (PIK)                                   952,000
             26,408 Penisula Gaming Partners 144A $7.14 cv. pfd.                                            158,445
             35,179 Telex Communications, Inc. zero % cv. pfd. (In default) (NON)                            35,179
              2,937 XCL, Ltd. 144A Ser. A, 9.50% cum. cv. pfd. (In default) (NON) (PIK)                       1,469
                                                                                                     --------------
                    Total Convertible Preferred Stocks (cost $4,194,430)                             $    1,241,355

SHORT-TERM INVESTMENTS (4.4%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
$           140,000 US Treasury Bills zero %, June 13, 2002 (SEG)                                    $      139,337
         15,000,000 CXC Inc. for an effective yield of 1.76%                                             14,991,200
         20,000,000 Federal Home Loan Mortgage Corp. for an effective yield of 1.7%                      19,975,083
            564,645 Short-term investments held as collateral for loaned securities with yields ranging from 1.74% to 1.95% and due dates ranging from
                    March 1, 2002 to March 28, 2002 (d)                                                     564,245
         29,882,000 Interest in $750,000,000 joint tri-party repurchase agreement dated
                    February 28, 2002 with Goldman Sachs & Co. due March 1, 2002 with respect to various U.S. Government obligations -- maturity
                    value of $29,883,569 for an effective yield of 1.89%                                 29,882,000
                                                                                                     --------------
                    Total Short-Term Investments (cost $65,551,865)                                  $   65,551,865
-------------------------------------------------------------------------------------------------------------------
                    Total Investments (cost $1,694,955,697) (b)                                      $1,445,457,642
-------------------------------------------------------------------------------------------------------------------

  (a) Percentages indicated are based on net assets of $1,483,608,969.

  (b) The aggregate identified cost on a tax basis is $1,704,383,702, resulting in gross unrealized appreciation and depreciation of $50,046,191 and $308,972,251, respectively, or net unrealized depreciation of $258,926,060.

(NON) Non-income-producing security.

(STP) The dividend rate and date shown parenthetically represent the new dividend rate to be paid and the date the fund will begin accruing dividend income at this rate.

(POR) A portion of the income will be received in additional securities.

(RES) Restricted, excluding 144A securities, as to public resale. The total market value of restricted securities held at February 28, 2002 was $40,704,993 or 2.7% of net assets.

(PIK) Income may be received in cash or additional securities at the discretion of the issuer.

(SEG) This security was pledged and segregated with the custodian to cover margin requirements for futures contracts at February 28, 2002.

(WIS) When-issued securities (Note 1).

  (R) Real Estate Investment Trust.

  (d) See footnote 1 to the financial statements.

      144A after the name of a security represents those exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

      The rates shown on Floating Rate Bonds (FRB) and Floating Rate Notes
      (FRN) are the current interest rates shown at February 28, 2002, which are subject to change based on the terms of the security.


------------------------------------------------------------------------------
Futures Contracts Outstanding at February 28, 2002 (Unaudited)
                                   Aggregate Face  Expiration      Unrealized
                     Total Value       Value         Date        Depreciation
------------------------------------------------------------------------------
US Treasury Bond
Future (Long)         $6,071,465    $6,091,938      Jun-02         $(20,473)
------------------------------------------------------------------------------

Written Put Options on Foreign Currency Outstanding at February 28, 2002
(premium received $1,474,737)
                                                   Expiration Date/  Market
Contract Amount                                     Strike Price     Value
------------------------------------------------------------------------------
$8,415,000  HYDI OTC Option (Morgan Guaranty Trust)  Nov 06/100  $1,701,513
------------------------------------------------------------------------------

Swap Contracts Outstanding at February 28, 2002 (Unaudited)

                          Notional         Termination            Unrealized
                           Amount             Date               Appreciation
------------------------------------------------------------------------------
Agreement with
Merrill Lynch
Capital Services
dated October 27,
2000 to receive
semi-annually the
notional amount
multiplied by
6.74% and pay
quarterly the
notional amount
multiplied by
three month USD
LIBOR.                  $25,500,000        10/31/05              $2,069,930
------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




STATEMENT OF ASSETS AND LIABILITIES
February 28, 2002 (Unaudited)
Assets
-------------------------------------------------------------------------------------------
Investments in securities, at value, including $519,146 of securities on
loan (identified cost $1,694,955,697) (Note 1)                               $1,445,457,642
-------------------------------------------------------------------------------------------
Dividends, interest and other receivables                                        35,646,140
-------------------------------------------------------------------------------------------
Receivable for shares of the fund sold                                            7,007,165
-------------------------------------------------------------------------------------------
Receivable for securities sold                                                   18,920,113
-------------------------------------------------------------------------------------------
Receivable for open swap contracts (Note 1)                                       2,069,930
-------------------------------------------------------------------------------------------
Total assets                                                                  1,509,100,990

Liabilities
-------------------------------------------------------------------------------------------
Payable for variation margin (Note 1)                                                23,969
-------------------------------------------------------------------------------------------
Payable to subcustodian (Note 2)                                                    303,824
-------------------------------------------------------------------------------------------
Distributions payable to shareholders                                             5,369,199
-------------------------------------------------------------------------------------------
Payable for securities purchased                                                 12,733,578
-------------------------------------------------------------------------------------------
Payable for shares of the fund repurchased                                        1,266,154
-------------------------------------------------------------------------------------------
Payable for compensation of Manager (Note 2)                                      2,234,317
-------------------------------------------------------------------------------------------
Payable for investor servicing and custodian fees (Note 2)                          282,308
-------------------------------------------------------------------------------------------
Payable for compensation of Trustees (Note 2)                                        50,121
-------------------------------------------------------------------------------------------
Payable for administrative services (Note 2)                                          4,189
-------------------------------------------------------------------------------------------
Payable for distribution fees (Note 2)                                              809,231
-------------------------------------------------------------------------------------------
Written options outstanding, at value (premiums receivable $1,474,737)            1,701,513
-------------------------------------------------------------------------------------------
Collateral on securities loaned, at value (Note 1)                                  564,245
-------------------------------------------------------------------------------------------
Other accrued expenses                                                              149,373
-------------------------------------------------------------------------------------------
Total liabilities                                                                25,492,021
-------------------------------------------------------------------------------------------
Net assets                                                                   $1,483,608,969

Represented by
-------------------------------------------------------------------------------------------
Paid-in capital (Notes 1 and 4)                                              $2,102,174,553
-------------------------------------------------------------------------------------------
Distributions in excess of net investment income (Note 1)                       (19,809,912)
-------------------------------------------------------------------------------------------
Accumulated net realized loss on investments and foreign currency
transactions (Note 1)                                                          (351,080,298)
-------------------------------------------------------------------------------------------
Net unrealized depreciation of investments                                     (247,675,374)
-------------------------------------------------------------------------------------------
Total -- Representing net assets applicable to capital shares outstanding    $1,483,608,969

Computation of net asset value and offering price
-------------------------------------------------------------------------------------------
Net asset value and redemption price per class A share ($607,407,642
divided by 111,628,718 shares)                                                        $5.44
-------------------------------------------------------------------------------------------
Offering price per class A share (100/95.25 of $5.44)*                                $5.71
-------------------------------------------------------------------------------------------
Net asset value and offering price per class B share ($667,242,495
divided by 122,371,224 shares)**                                                      $5.45
-------------------------------------------------------------------------------------------
Net asset value and offering price per class C share ($43,065,759
divided by 7,909,943 shares)                                                          $5.44
-------------------------------------------------------------------------------------------
Net asset value and redemption price per class M share ($33,663,207
divided by 6,175,484)                                                                 $5.45
-------------------------------------------------------------------------------------------
Offering price per class M share (100/96.75 of $5.45)*                                $5.63
-------------------------------------------------------------------------------------------
Net asset value, offering price and redemption price per class Y share
($132,229,866 divided by by 24,381,321)                                               $5.42
-------------------------------------------------------------------------------------------

 * On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales, the offering price is reduced.

** Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

   The accompanying notes are an integral part of these financial statements.




STATEMENT OF OPERATIONS
Six months ended February 28, 2002 (Unaudited)
Investment income:
-------------------------------------------------------------------------------------------
Interest                                                                       $ 81,766,361
-------------------------------------------------------------------------------------------
Dividends                                                                         3,818,121
-------------------------------------------------------------------------------------------
Securities lending                                                                    2,129
-------------------------------------------------------------------------------------------
Total investment income                                                          85,586,611

Expenses:
-------------------------------------------------------------------------------------------
Compensation of Manager (Note 2)                                                  4,375,961
-------------------------------------------------------------------------------------------
Investor servicing and custodian fees (Note 2)                                      772,317
-------------------------------------------------------------------------------------------
Compensation of Trustees (Note 2)                                                    25,775
-------------------------------------------------------------------------------------------
Administrative services (Note 2)                                                     12,844
-------------------------------------------------------------------------------------------
Distribution fees -- Class A (Note 2)                                               728,722
-------------------------------------------------------------------------------------------
Distribution fees -- Class B (Note 2)                                             3,367,236
-------------------------------------------------------------------------------------------
Distribution fees -- Class C (Note 2)                                               183,643
-------------------------------------------------------------------------------------------
Distribution fees -- Class M (Note 2)                                                80,535
-------------------------------------------------------------------------------------------
Other                                                                               457,332
-------------------------------------------------------------------------------------------
Total expenses                                                                   10,004,365
-------------------------------------------------------------------------------------------
Expense reduction (Note 2)                                                          (49,228)
-------------------------------------------------------------------------------------------
Net expenses                                                                      9,955,137
-------------------------------------------------------------------------------------------
Net investment income                                                            75,631,474
-------------------------------------------------------------------------------------------
Net realized loss on investments (Notes 1 and 3)                                (76,737,700)
-------------------------------------------------------------------------------------------
Net realized loss on written options (Notes 1 and 3)                               (133,922)
-------------------------------------------------------------------------------------------
Net realized gain on futures contracts (Note 1)                                      31,955
-------------------------------------------------------------------------------------------
Net realized loss on foreign currency transactions (Note 1)                         (17,513)
-------------------------------------------------------------------------------------------
Net unrealized depreciation of investments, futures contracts, swap
contracts and written options during the period                                 (13,271,926)
-------------------------------------------------------------------------------------------
Net loss on investments                                                         (90,129,106)
-------------------------------------------------------------------------------------------
Net decrease in net assets resulting from operations                           $(14,497,632)
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




STATEMENT OF CHANGES IN NET ASSETS

                                                                 Six months ended       Year ended
                                                                      February 28        August 31
                                                                            2002*             2001
--------------------------------------------------------------------------------------------------
Increase in net assets
--------------------------------------------------------------------------------------------------
Operations:
--------------------------------------------------------------------------------------------------
Net investment income                                              $   75,631,474   $  153,187,141
--------------------------------------------------------------------------------------------------
Net realized loss on investments and
foreign currency transactions                                         (76,857,180)    (141,821,925)
--------------------------------------------------------------------------------------------------
Net unrealized depreciation of investments                            (13,271,926)     (57,368,885)
--------------------------------------------------------------------------------------------------
Net decrease in net assets resulting from operations                  (14,497,632)     (46,003,669)
--------------------------------------------------------------------------------------------------
Distributions to shareholders:
--------------------------------------------------------------------------------------------------
  From net investment income
   Class A                                                            (35,754,057)     (66,940,987)
--------------------------------------------------------------------------------------------------
   Class B                                                            (38,734,636)     (79,908,952)
--------------------------------------------------------------------------------------------------
   Class C                                                             (2,104,471)      (2,941,386)
--------------------------------------------------------------------------------------------------
   Class M                                                             (1,930,390)      (3,764,066)
--------------------------------------------------------------------------------------------------
   Class Y                                                             (5,375,763)      (3,582,331)
--------------------------------------------------------------------------------------------------
  From return of capital
   Class A                                                                     --         (117,704)
--------------------------------------------------------------------------------------------------
   Class B                                                                     --         (140,506)
--------------------------------------------------------------------------------------------------
   Class C                                                                     --           (5,172)
--------------------------------------------------------------------------------------------------
   Class M                                                                     --           (6,618)
--------------------------------------------------------------------------------------------------
   Class Y                                                                     --           (6,299)
--------------------------------------------------------------------------------------------------
Increase from capital share transactions (Note 4)                     138,558,631      276,730,841
--------------------------------------------------------------------------------------------------
Total increase in net assets                                           40,161,682       73,313,151

Net assets
--------------------------------------------------------------------------------------------------
Beginning of period                                                 1,443,447,287    1,370,134,136
--------------------------------------------------------------------------------------------------
End of period (Including distributions in excess of net investment income
of $19,809,912 and $11,542,069, respectively)                      $1,483,608,969   $1,443,447,287
--------------------------------------------------------------------------------------------------

* Unaudited

  The accompanying notes are an integral part of these financial statements.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS A
-----------------------------------------------------------------------------------------------------
                                    Six months
                                       ended                                          For the period
Per-share                           February 28                                        Dec. 31, 1997+
operating performance               (Unaudited)           Year ended August 31          to August 31
-----------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $5.83        $6.78        $7.49        $8.02        $8.50
-----------------------------------------------------------------------------------------------------
Investment operations
-----------------------------------------------------------------------------------------------------
Net investment income (a)                .31          .72          .77          .78          .41(f)
-----------------------------------------------------------------------------------------------------
Net realized and unrealized
loss on investments                     (.36)        (.93)        (.70)        (.48)        (.47)
-----------------------------------------------------------------------------------------------------
Total from
investment operations                   (.05)        (.21)         .07          .30         (.06)
-----------------------------------------------------------------------------------------------------
Less distributions
-----------------------------------------------------------------------------------------------------
From net
investment income                       (.34)        (.74)        (.77)        (.78)        (.32)
-----------------------------------------------------------------------------------------------------
In excess of net
investment income                         --           --         (.01)        (.02)        (.05)
-----------------------------------------------------------------------------------------------------
From return of capital                    --           --(d)        --         (.03)        (.05)
-----------------------------------------------------------------------------------------------------
Total distributions                     (.34)        (.74)        (.78)        (.83)        (.42)
-----------------------------------------------------------------------------------------------------
Net asset value,
end of period                          $5.44        $5.83        $6.78        $7.49        $8.02
-----------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                 (0.82)*      (2.94)         .97         3.85        (1.08)*
-----------------------------------------------------------------------------------------------------

Ratios and supplemental data
-----------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                      $607,408     $590,355     $561,606     $594,559     $278,847
-----------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)                .52*        1.05         1.01         1.06          .84(f)*
-----------------------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)               5.49*       11.69        10.71         9.99         4.57(f)*
-----------------------------------------------------------------------------------------------------
Portfolio turnover (%)                 33.82*       90.24        87.91        51.30(e)     44.05*
-----------------------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset arrangements (Note 2).

(d) Amount represents less than $0.01 per share.

(e) Portfolio turnover excludes the impact of assets received from the acquisition of Putnam High Yield Total Return Fund.

(f) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses reflect a reduction of less than 0.01% based on average net assets per class A share for the period ended
    August 31, 1998.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS B
-----------------------------------------------------------------------------------------------------
                                    Six months
                                       ended                                           For the period
Per-share                           February 28                                        Dec. 31, 1997+
operating performance               (Unaudited)          Year ended August 31           to August 31
-----------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $5.84        $6.79        $7.50        $8.01        $8.50
-----------------------------------------------------------------------------------------------------
Investment operations
-----------------------------------------------------------------------------------------------------
Net investment income (a)                .29          .67          .71          .72          .36(f)
-----------------------------------------------------------------------------------------------------
Net realized and unrealized
loss on investments                     (.36)        (.93)        (.69)        (.46)        (.46)
-----------------------------------------------------------------------------------------------------
Total from
investment operations                   (.07)        (.26)         .02          .26         (.10)
-----------------------------------------------------------------------------------------------------
Less distributions
-----------------------------------------------------------------------------------------------------
From net
investment income                       (.32)        (.69)        (.72)        (.72)        (.29)
-----------------------------------------------------------------------------------------------------
In excess of net
investment income                         --           --         (.01)        (.02)        (.05)
-----------------------------------------------------------------------------------------------------
From return of capital                    --           --(d)        --         (.03)        (.05)
-----------------------------------------------------------------------------------------------------
Total distributions                     (.32)        (.69)        (.73)        (.77)        (.39)
-----------------------------------------------------------------------------------------------------
Net asset value,
end of period                          $5.45        $5.84        $6.79        $7.50        $8.01
-----------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                 (1.19)*      (3.67)         .21         3.33        (1.58)*
-----------------------------------------------------------------------------------------------------

Ratios and supplemental data
-----------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                      $667,242     $717,535     $758,381     $855,729     $444,096
-----------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)                .90*        1.80         1.76         1.81         1.34(f)*
-----------------------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)               5.13*       10.98         9.96         9.24         4.07(f)*
-----------------------------------------------------------------------------------------------------
Portfolio turnover (%)                 33.82*       90.24        87.91        51.30(e)     44.05*
-----------------------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset arrangements (Note 2).

(d) Amount represents less than $0.01 per share.

(e) Portfolio turnover excludes the impact of assets received from the acquisition of Putnam High Yield Total Return Fund.

(f) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses reflect a reduction of less than 0.01% based on average net assets per class B share for the period ended
    August 31, 1998.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS C
----------------------------------------------------------------------------------------
                                    Six months
                                       ended                              For the period
Per-share                           February 28                           July 26, 1999+
operating performance               (Unaudited)     Year ended August 31   to August 31
----------------------------------------------------------------------------------------
                                        2002         2001         2000         1999
----------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $5.83        $6.79        $7.50        $7.69
----------------------------------------------------------------------------------------
Investment operations
----------------------------------------------------------------------------------------
Net investment income (a)                .28          .67          .71          .08
----------------------------------------------------------------------------------------
Net realized and unrealized
loss on investments                     (.35)        (.94)        (.69)        (.20)
----------------------------------------------------------------------------------------
Total from
investment operations                   (.07)        (.27)         .02         (.12)
----------------------------------------------------------------------------------------
Less distributions
----------------------------------------------------------------------------------------
From net
investment income                       (.32)        (.69)        (.72)        (.07)
----------------------------------------------------------------------------------------
In excess of net
investment income                         --           --         (.01)          --(d)
----------------------------------------------------------------------------------------
From return of capital                    --           --(d)        --           --(d)
----------------------------------------------------------------------------------------
Total distributions                     (.32)        (.69)        (.73)        (.07)
----------------------------------------------------------------------------------------
Net asset value,
end of period                          $5.44        $5.83        $6.79        $7.50
----------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                 (1.19)*      (3.82)         .20        (1.52)*
----------------------------------------------------------------------------------------

Ratios and supplemental data
----------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                       $43,066      $35,239      $17,220       $1,528
----------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)                .90*        1.80         1.76          .18*
----------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)               5.10*       10.82         9.97         1.18*
----------------------------------------------------------------------------------------
Portfolio turnover (%)                 33.82*       90.24        87.91        51.30(e)
----------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset arrangements (Note 2).

(d) Amount represents less than $0.01 per share.

(e) Portfolio turnover excludes the impact of assets received from the acquisition of Putnam High Yield Total Return Fund.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS M
-----------------------------------------------------------------------------------------------------
                                    Six months
                                       ended                                           For the period
Per-share                           February 28                                        Dec. 31, 1997+
operating performance               (Unaudited)           Year ended August 31          to August 31
-----------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $5.84        $6.78        $7.50        $8.01        $8.50
-----------------------------------------------------------------------------------------------------
Investment operations
-----------------------------------------------------------------------------------------------------
Net investment income (a)                .30          .70          .75          .77          .40(f)
-----------------------------------------------------------------------------------------------------
Net realized and unrealized
loss on investments                     (.36)        (.92)        (.71)        (.47)        (.48)
-----------------------------------------------------------------------------------------------------
Total from
investment operations                   (.06)        (.22)         .04          .30         (.08)
-----------------------------------------------------------------------------------------------------
Less distributions
-----------------------------------------------------------------------------------------------------
From net
investment income                       (.33)        (.72)        (.75)        (.76)        (.31)
-----------------------------------------------------------------------------------------------------
In excess of net
investment income                         --           --         (.01)        (.02)        (.05)
-----------------------------------------------------------------------------------------------------
From return of capital                    --           --(d)        --         (.03)        (.05)
-----------------------------------------------------------------------------------------------------
Total distributions                     (.33)        (.72)        (.76)        (.81)        (.41)
-----------------------------------------------------------------------------------------------------
Net asset value,
end of period                          $5.45        $5.84        $6.78        $7.50        $8.01
-----------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                 (0.95)*      (3.04)         .57         3.86        (1.33)*
-----------------------------------------------------------------------------------------------------

Ratios and supplemental data
-----------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                       $33,663      $32,769      $32,928      $39,443      $19,094
-----------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)                .65*        1.30         1.26         1.31         1.01(f)*
-----------------------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)               5.37*       11.47        10.46         9.71         4.49(f)*
-----------------------------------------------------------------------------------------------------
Portfolio turnover (%)                 33.82*       90.24        87.91        51.30(e)     44.05*
-----------------------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset arrangements (Note 2).

(d) Amount represents less than $0.01 per share.

(e) Portfolio turnover excludes the impact of assets received from the acquisition of Putnam High Yield Total Return Fund.

(f) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses reflect a reduction of less than 0.01% based on average net assets per class M share for the period ended
    August 31, 1998.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS Y
--------------------------------------------------------------
                                     Six months
                                        ended   For the period
Per-share                              Feb. 28   Oct. 2, 2000+
operating performance                (Unaudited) to August 31
--------------------------------------------------------------
                                        2002         2001
--------------------------------------------------------------
Net asset value,
beginning of period                    $5.81        $6.62
--------------------------------------------------------------
Investment operations
--------------------------------------------------------------
Net investment income (a)                .30          .65
--------------------------------------------------------------
Net realized and unrealized
loss on investments                     (.34)        (.77)
--------------------------------------------------------------
Total from
investment operations                   (.04)        (.12)
--------------------------------------------------------------
Less distributions
--------------------------------------------------------------
From net
investment income                       (.35)        (.69)
--------------------------------------------------------------
From return of capital                    --           --(d)
--------------------------------------------------------------
Total distributions                     (.35)        (.69)
--------------------------------------------------------------
Net asset value,
end of period                          $5.42        $5.81
--------------------------------------------------------------
Total return at
net asset value (%)(b)                 (0.70)*      (1.63)*
--------------------------------------------------------------

Ratios and supplemental data
--------------------------------------------------------------
Net assets, end of period
(in thousands)                      $132,230      $67,550
--------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)                .40*         .73*
--------------------------------------------------------------
Ratio of net investment income
to average net assets (%)               5.57*       10.61*
--------------------------------------------------------------
Portfolio turnover (%)                 33.82*       90.24
--------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset arrangements (Note 2).

(d) Amount represents less than $0.01 per share.



NOTES TO FINANCIAL STATEMENTS
February 28, 2002 (Unaudited)

Note 1
Significant accounting policies

Putnam High Yield Trust II ("the fund") is a series of Putnam Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The fund seeks high current income by investing primarily in high-yielding, lower-rated fixed-income securities constituting a portfolio that Putnam Investment Management, LLC ("Putnam Management"), the fund's manager, an indirect wholly-owned subsidiary of Putnam, LLC believes does not involve undue risk to income or principal. Capital growth is a secondary goal when consistent with achieving high current income.

The fund offers class A, class B, class C, class M and class Y shares. Class A shares are sold with a maximum front-end sales charge of 4.75%. Class B shares, which convert to class A shares after approximately eight years, do not pay a front-end sales charge but pay a higher ongoing distribution fee than class A shares, and are subject to a contingent deferred sales charge, if those shares are redeemed within six years of purchase. Class C shares are subject to the same fees and expenses as class B shares, except that class C shares have a one-year 1.00% contingent deferred sales charge and do not convert to class A shares. Class M shares are sold with a maximum front-end sales charge of 3.25% and pay an ongoing distribution fee that is higher than class A shares but lower than class B and class C shares. Class Y shares, which are sold at net asset value, are generally subject to the same expenses as class A, class B, class C and class M shares, but do not bear a distribution fee. Class Y shares are sold to defined contribution plans that invest at least $150 million in a combination of Putnam funds and other accounts managed by affiliates of Putnam Management.

Expenses of the fund are borne pro-rata by the holders of each class of shares, except that each class bears expenses unique to that class (including the distribution fees applicable to such class). Each class votes as a class only with respect to its own distribution plan or other matters on which a class vote is required by law or determined by the Trustees. Shares of each class would receive their pro-rata share of the net assets of the fund, if that fund were liquidated. In addition, the Trustees declare separate dividends on each class of shares.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

A) Security valuation Investments for which market quotations are readily available are stated at market value, which is determined using the last reported sales price on its principal exchange, or if no sales are reported -- as in the case of some securities traded over-the-counter -- the last reported bid price. Market quotations are not considered to be readily available for certain debt obligations; such investments are stated at fair value on the basis of valuations furnished by an independent pricing service or dealers, approved by the Trustees, which determine valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and variable relationships, generally recognized by institutional traders, between securities.

Securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate. Short-term investments having remaining maturities of 60 days or less are stated at amortized cost, which approximates market value. Other investments, including restricted securities, are stated at fair value following procedures approved by the Trustees.

B) Joint trading account The fund may transfer uninvested cash balances, including cash collateral received under security lending arrangements, into a joint trading account along with the cash of other registered investment companies and certain other accounts managed by Putnam Management. These balances may be invested in one or more repurchase agreements and/or short-term money market instruments.

C) Repurchase agreements The fund, or any joint trading account, through its custodian, receives delivery of the underlying securities, the market value of which at the time of purchase is required to be in an amount at least equal to the resale price, including accrued interest. Collateral for certain tri-party repurchase agreements is held at the counterparty's custodian in a segregated account for the benefit of the fund and the counterparty. Putnam Management is responsible for determining that the value of these underlying securities is at all times at least equal to the resale price, including accrued interest.

D) Security transactions and related investment income Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Non-cash dividends, if any, are recorded at the fair market value of the securities received.

All premiums/discounts are amortized /accreted on a yield-to-maturity basis. The premium in excess of the call price, if any, is amortized to the call date; thereafter, the remaining excess premium is amortized to maturity.

Securities purchased or sold on a when-issued basis may be settled a month or more after the trade date; interest income is accrued based on the terms of the security. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract.

E) Foreign currency translation The accounting records of the fund are maintained in U.S. dollars. The market value of foreign securities, currency holdings, and other assets and liabilities are recorded in the books and records of the fund after translation to U.S. dollars based on the exchange rates on that day. The cost of each security is determined using historical exchange rates. Income and withholding taxes are translated at prevailing exchange rates when accrued or incurred. The fund does not isolate that portion of realized or unrealized gains or losses resulting from changes in the foreign exchange rate on investments from fluctuations arising from changes in the market prices of the securities. Such gains and losses are included with the net realized and unrealized gain or loss on investments. Net realized gains and losses on foreign currency transactions represent net realized exchange gains or losses on closed forward currency contracts, disposition of foreign currencies and the difference between the amount of investment income and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent amounts actually received or paid. Net unrealized appreciation and depreciation of assets and liabilities in foreign currencies arise from changes in the value of open forward currency contracts and assets and liabilities other than investments at the period end, resulting from changes in the exchange rate. Investments in foreign securities involve certain risks, including those related to economic instability, unfavorable political developments, and currency fluctuations, not present with domestic investments.

F) Futures and options contracts The fund may use futures and options contracts to hedge against changes in the values of securities the fund owns or expects to purchase. The fund may also write options on securities it owns or in which it may invest to increase its current returns.

The potential risk to the fund is that the change in value of futures and options contracts may not correspond to the change in value of the hedged instruments. In addition, losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparty to the contract is unable to perform. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Realized gains and losses on purchased options are included in realized gains and losses on investment securities.

Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade. The fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as "variation margin". Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by dealers.

G) Interest rate swap contracts The fund may engage in interest rate swap agreements, which are arrangements between two parties to exchange cash flows based on a notional principal amount. The fund may enter into interest rate swap agreements, to manage the fund's exposure to interest rates. Interest rate swaps are marked-to-market daily based upon quotations from market makers and the change, if any, is recorded as unrealized gain or loss. Payments made or received are included as part of interest income. Payments received or made upon early termination are recorded as realized gain or loss. The fund could be exposed to credit or market risk due to unfavorable changes in the fluctuation of interest rates or that the counterparty may default on its obligation to perform.

H) Security lending The fund may lend securities, through its agent Citibank N.A., to qualified borrowers in order to earn additional income. The loans are collateralized by cash and/or securities in an amount at least equal to the market value of the securities loaned. The market value of securities loaned is determined daily and any additional required collateral is allocated to the fund on the next business day. The risk of borrower default will be borne by Citibank N.A., the fund will bear the risk of loss with respect to the investment of the cash collateral. Income from securities lending is included in investment income on the Statement of operations. At February 28, 2002, the value of securities loaned amounted to $519,146. The fund received cash collateral of $564,245 which is pooled with collateral of other Putnam funds into 31 issuers of high-grade short-term investments.

I) Line of credit The fund has entered into a committed line of credit with certain banks. This line of credit agreement includes restrictions that the fund maintains an asset coverage ratio of at least 300% and borrowings must not exceed prospectus limitations. For the six months ended February 28, 2002, the fund had no borrowings against the line of credit.

J) Federal taxes It is the policy of the fund to distribute all of its taxable income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code of 1986, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains.

At August 31, 2001, the fund had a capital loss carryover of approximately $143,178,000 available to the extent allowed by tax law to offset future capital gains, if any. The amount of the carryover and the expiration dates are:

Loss Carryover       Expiration
----------------     --------------------
     $ 3,691,000     August 31, 2005
       4,909,000     August 31, 2006
      14,567,000     August 31, 2007
      24,799,000     August 31, 2008
      95,212,000     August 31, 2009

K) Distributions to shareholders The fund declares a distribution each day based upon the projected net investment income, for a specified period, calculated as if earned pro rata throughout the period on a daily basis. Such distributions are recorded daily and paid monthly. Distributions from capital gains, if any, are recorded on the ex-dividend date and paid at least annually. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. Reclassifications are made to the fund's capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations.

L) Expenses of the trust Expenses directly charged or attributable to any fund will be paid from the assets of that fund. Generally, expenses of the trust will be allocated among and charged to the assets of each fund on a basis that the Trustees deem fair and equitable, which may be based on the relative assets of each fund or the nature of the services performed and relative applicability to each fund.

Note 2
Management fee, administrative
services and other transactions

Compensation of Putnam Management, for management and investment advisory services is paid quarterly based on the average net assets of the fund. Such fee is based on the following annual rates: 0.70% of the first $500 million of average net assets, 0.60% of the next $500 million, 0.55% of the next $500 million, 0.50% of the next $5 billion, 0.475% of the next $5 billion, 0.455% of the next $5 billion, 0.44% of the next $5 billion and 0.43% thereafter.

The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.

Custodial functions for the fund's assets are provided by Putnam Fiduciary Trust Company (PFTC), a wholly-owned subsidiary of Putnam, LLC. Investor servicing agent functions are provided by Putnam Investor Services, a division of PFTC.

Under the subcustodian contract between the subcustodian bank and PFTC, the subcustodian bank has a lien on the securities of the fund to the extent permitted by the fund's investment restrictions to cover any advances made by the subcustodian bank for the settlement of securities purchased by the fund. At February 28, 2002, the payable to the subcustodian bank represents the amount due for cash advance for the settlement of a security purchased.

The fund has entered into an arrangement with PFTC whereby credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's expenses. For the six months ended February 28, 2002, the fund's expenses were reduced by $49,228 under these arrangements.

Each independent Trustee of the fund receives an annual Trustee fee, of which $1,777 has been allocated to the fund, and an additional fee for each Trustees meeting attended. Trustees receive additional fees for attendance at certain committee meetings.

The fund has adopted a Trustee Fee Deferral Plan (the "Deferral Plan") which allows the Trustees to defer the receipt of all or a portion of Trustees Fees payable on or after July 1, 1995. The deferred fees remain invested in certain Putnam funds until distribution in accordance with the Deferral Plan.

The fund has adopted an unfunded noncontributory defined benefit pension plan (the "Pension Plan") covering all Trustees of the fund who have served as a Trustee for at least five years. Benefits under the Pension Plan are equal to 50% of the Trustee's average total retainer and meeting fees for the three years preceding retirement. Pension expense for the fund is included in Compensation of Trustees in the Statement of operations. Accrued pension liability is included in Payable for compensation of Trustees in the Statement of assets and liabilities.

The fund has adopted distribution plans (the "Plans") with respect to its class A, class B, class C and class M shares pursuant to Rule 12b-1 under the Investment Company Act of 1940. The purpose of the Plans is to compensate Putnam Retail Management, a wholly-owned subsidiary of Putnam, LLC and Putnam Retail Management GP, Inc. for services provided and expenses incurred by it in distributing shares of the fund. The Plans provide for payments by the fund to Putnam Retail Management at an annual rate up to 0.35%, 1.00%, 1.00% and 1.00% of the average net assets attributable to class A, class B, class C and class M shares, respectively. The Trustees have approved payment by the fund at an annual rate of 0.25%, 1.00%, 1.00% and 0.50% of the average net assets attributable to class A, class B, class C and class M shares, respectively.

For the six months ended February 28, 2002, Putnam Retail Management, acting as underwriter received net commissions of $149,108 and $4,120 from the sale of class A and class M shares, respectively, and received $759,839 and $10,935 in contingent deferred sales charges from redemptions of class B and class C shares, respectively. A deferred sales charge of up to 1.00% and 0.40% is assessed on certain redemptions of class A and class M shares, respectively. For the six months ended February 28, 2002, Putnam Retail Management, acting as underwriter received $824 and no monies on class A and class M redemptions, respectively.

Note 3
Purchases and sales of securities

During the six months ended February 28, 2002, cost of purchases and proceeds from sales of investment securities other than short-term investments aggregated $546,314,254 and $447,828,839, respectively. There were no purchases and sales of U.S. government obligations.

Written option transactions during the year are summarized as follows:

                                    Contract      Premiums
                                     Amounts      Received
----------------------------------------------------------
Written options outstanding
at beginning of year             $        --    $       --
----------------------------------------------------------
Options opened                    11,500,000     2,028,865
----------------------------------------------------------
Options expired                           --            --
----------------------------------------------------------
Options closed                    (3,085,000)     (554,128)
----------------------------------------------------------
Written options outstanding
at end of year                   $ 8,415,000    $1,474,737
----------------------------------------------------------

Note 4
Capital shares

At February 28, 2002, there was an unlimited number of shares of beneficial interest authorized. Transactions in capital shares were as follows:

                              Six months February 28, 2002
----------------------------------------------------------
Class A                               Shares        Amount
----------------------------------------------------------
Shares sold                       33,632,895 $ 186,637,377
----------------------------------------------------------
Shares issued in connection
with the reinvestment
of distributions                   4,419,674    24,358,409
----------------------------------------------------------
                                  38,052,569   210,995,786

Shares repurchased               (27,707,801) (153,904,181)
----------------------------------------------------------
Net increase                      10,344,768 $  57,091,605
----------------------------------------------------------

                                Year ended August 31, 2001
----------------------------------------------------------
Class A                               Shares        Amount
----------------------------------------------------------
Shares sold                       62,282,987 $ 381,280,454
----------------------------------------------------------
Shares issued in connection
with the reinvestment
of distributions                   7,512,371    45,478,995
----------------------------------------------------------
                                  69,795,358   426,759,449

Shares repurchased               (51,396,089) (315,420,241)
----------------------------------------------------------
Net increase                      18,399,269 $ 111,339,208
----------------------------------------------------------

                              Six months February 28, 2002
----------------------------------------------------------
Class B                               Shares        Amount
----------------------------------------------------------
Shares sold                       16,476,309 $  91,609,519
----------------------------------------------------------
Shares issued in connection
with the reinvestment
of distributions                   3,705,359    20,455,221
----------------------------------------------------------
                                  20,181,668   112,064,740

Shares repurchased               (20,699,539) (114,880,177)
----------------------------------------------------------
Net decrease                        (517,871)$  (2,815,437)
----------------------------------------------------------

                                Year ended August 31, 2001
----------------------------------------------------------
Class B                               Shares        Amount
----------------------------------------------------------
Shares sold                       46,403,607 $ 284,506,937
----------------------------------------------------------
Shares issued in connection
with the reinvestment
of distributions                   6,903,440    41,922,154
----------------------------------------------------------
                                  53,307,047   326,429,091

Shares repurchased               (42,121,770) (257,266,536)
----------------------------------------------------------
Net increase                      11,185,277 $  69,162,555
----------------------------------------------------------

                              Six months February 28, 2002
----------------------------------------------------------
Class C                               Shares        Amount
----------------------------------------------------------
Shares sold                        3,626,319  $ 20,168,898
----------------------------------------------------------
Shares issued in connection
with the reinvestment
of distributions                     210,838     1,162,756
----------------------------------------------------------
                                   3,837,157    21,331,654

Shares repurchased                (1,969,117)  (10,945,149)
----------------------------------------------------------
Net increase                       1,868,040  $ 10,386,505
----------------------------------------------------------

                                Year ended August 31, 2001
----------------------------------------------------------
Class C                               Shares        Amount
----------------------------------------------------------
Shares sold                        7,127,821  $ 43,425,338
----------------------------------------------------------
Shares issued in connection
with the reinvestment
of distributions                     305,173     1,844,284
----------------------------------------------------------
                                   7,432,994    45,269,622

Shares repurchased                (3,928,597)  (23,814,315)
----------------------------------------------------------
Net increase                       3,504,397  $ 21,455,307
----------------------------------------------------------

                              Six months February 28, 2002
----------------------------------------------------------
Class M                               Shares        Amount
----------------------------------------------------------
Shares sold                        1,319,101   $ 7,323,551
----------------------------------------------------------
Shares issued in connection
with the reinvestment
of distributions                     250,319     1,381,832
----------------------------------------------------------
                                   1,569,420     8,705,383

Shares repurchased                (1,007,586)   (5,586,736)
----------------------------------------------------------
Net increase                         561,834   $ 3,118,647
----------------------------------------------------------

                                Year ended August 31, 2001
----------------------------------------------------------
Class M                               Shares        Amount
----------------------------------------------------------
Shares sold                        2,595,150  $ 15,900,004
----------------------------------------------------------
Shares issued in connection
with the reinvestment
of distributions                     428,912     2,602,256
----------------------------------------------------------
                                   3,024,062    18,502,260

Shares repurchased                (2,263,678)  (13,786,876)
----------------------------------------------------------
Net increase                         760,384  $  4,715,384
----------------------------------------------------------

                        Six months ended February 28, 2002
----------------------------------------------------------
Class Y                               Shares        Amount
----------------------------------------------------------
Shares sold                       15,554,294  $ 86,087,812
----------------------------------------------------------
Shares issued in connection
with the reinvestment
of distributions                     976,710     5,375,763
----------------------------------------------------------
                                  16,531,004    91,463,575

Shares repurchased                (3,766,296)  (20,686,264)
----------------------------------------------------------
Net increase                      12,764,708  $ 70,777,311
----------------------------------------------------------

                            For the period October 2, 2000
                              (commencement of operations)
                                        to August 31, 2001
----------------------------------------------------------
Class Y                               Shares        Amount
----------------------------------------------------------
Shares sold                       14,298,350  $ 86,127,188
----------------------------------------------------------
Shares issued in connection
with the reinvestment
of distributions                     605,395     3,588,630
----------------------------------------------------------
                                  14,903,745    89,715,818

Shares repurchased                (3,287,132)  (19,657,431)
----------------------------------------------------------
Net increase                      11,616,613  $ 70,058,387
----------------------------------------------------------

Note 5
New accounting pronouncement

As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies. This Guide requires that the fund amortize premium and accrete discount on all fixed-income securities, and classify as interest income gains and losses realized on paydowns on mortgage-backed securities. Prior to January 1, 2001, the fund did not amortize premium and accrete discounts for certain fixed income securities and characterized as realized gains and losses paydowns on mortgage backed securities. Adopting these accounting principles will not affect the fund's net asset value, but will change the classification of certain amounts between interest income and realized and unrealized gain/loss in the Statement of operations. The adoption of this principle is not material to the financial statements.

Note 6
Actions by trustees

On March 15, 2002, the Trustees approved, in principle, the merger of Putnam High Yield Trust II into Putnam High Yield Trust. The transaction is scheduled to occur in later 2002. It is subject to a number of conditions and there is no guarantee it will occur.


PUTNAM IS A LEADER IN GLOBAL MONEY MANAGEMENT

Putnam Investments traces its heritage to the early 19th century when ship captains hired trustees to manage their money while they were away at sea. In a landmark 1830 decision that involved one such trustee, Massachusetts Supreme Judicial Court Justice Samuel Putnam established The Prudent Man Rule, a legal foundation for responsible money management. In 1937, his great-great grandson founded Putnam with The George Putnam Fund of Boston, the first fund to offer a balanced portfolio of stocks and bonds. Today, Putnam Investments is one of the largest investment management firms in the world, and this balanced approach remains the foundation of everything we do.

With more than 60 years of experience, Putnam now has over $339 billion in assets under management, over 100 mutual funds, over 14 million shareholder accounts, and nearly 3,000 institutional and 401(k) clients.

We're one of the largest mutual fund companies in the United States.

Putnam has won the DALBAR award for service ten times in the past eleven years. Putnam offers products in every investment category, including growth, value, and blend as well as international and fixed-income.

Teamwork is a cornerstone of Putnam's investment philosophy. Our funds are managed by teams in a collaborative environment that promotes an active exchange of information.

Putnam's disciplined investment philosophy is based on style consistency. We aim for less volatility over the short term and strong, consistent performance over time. Our truth in labeling approach ensures that we adhere to every fund's stated objective, style, and risk positioning.

We are committed to the role of the financial advisor, who continually provides sound, sensible guidance, information, and expertise to help investors reach their financial goals.


FUND INFORMATION

ABOUT PUTNAM INVESTMENTS

One of the largest mutual fund families in the United States, Putnam Investments has a heritage of investment leadership dating back to Judge Samuel Putnam, whose Prudent Man Rule has defined fiduciary tradition and practice since 1830. Founded 65 years ago, Putnam Investments was built around the concept that a balance between risk and reward is the hallmark of a well-rounded financial program. We presently manage over 100 mutual funds in growth, value, blend, fixed income, and international.

INVESTMENT MANAGER

Putnam Investment Management, LLC
One Post Office Square
Boston, MA 02109

MARKETING SERVICES

Putnam Retail Management
One Post Office Square
Boston, MA 02109

CUSTODIAN

Putnam Fiduciary Trust Company

LEGAL COUNSEL

Ropes & Gray

TRUSTEES

John A. Hill, Chairman
Jameson Adkins Baxter
Charles B. Curtis
Ronald J. Jackson
Paul L. Joskow
Elizabeth T. Kennan
Lawrence J. Lasser
John H. Mullin III
Robert E. Patterson
George Putnam, III
A.J.C. Smith
W. Thomas Stephens
W. Nicholas Thorndike

OFFICERS

George Putnam, III
President

Charles E. Porter
Executive Vice President and Treasurer

Patricia C. Flaherty
Senior Vice President

Lawrence J. Lasser
Vice President

Gordon H. Silver
Vice President

Ian C. Ferguson
Vice President

Brett C. Browchuk
Vice President

Stephen Oristaglio
Vice President

Kevin Cronin
Vice President

Stephen Peacher
Vice President

Richard G. Leibovitch
Vice President

Richard A. Monaghan
Vice President

Michael T. Healy
Vice President

John R. Verani
Vice President


This report is for the information of shareholders of Putnam High Yield Trust II. It may also be used as sales literature when preceded or accompanied by the current prospectus, which gives details of sales charges, investment objectives, and operating policies of the fund, and the most recent copy of Putnam's Quarterly Performance Summary and Putnam's Quarterly Ranking Summary. For more information or to request a prospectus, call toll free: 1-800-225-1581. The fund's Statement of Additional Information contains additional information about the fund's Trustees and is available without charge upon request by calling 1-800-225-1581.

Visit www.putnaminvestments.com or call a representative at 1-800-225-1581.


NOT FDIC INSURED, MAY LOSE VALUE, NO BANK GUARANTEE


[LOGO OMITTED]

PUTNAM INVESTMENTS

The Putnam Funds
One Post Office Square
Boston, Massachusetts 02109

---------------------
PRSRT STD
U.S. POSTAGE PAID
PUTNAM
INVESTMENTS
---------------------

For account balances, economic forecasts, and the latest on Putnam funds, visit www.putnaminvestments.com


SA064-79267  2HB/2HD/2HE  4/02



PUTNAM INVESTMENTS

[SCALE LOGO OMITTED]

-----------------------------------------------------------------------------

Putnam High Yield Trust II
Supplement to Semiannual Report dated 2/28/02

The following information has been prepared to provide class Y shareholders with a performance overview specific to their holdings. Class Y shares are offered exclusively to clients that meet the eligibility requirements specified in the fund's prospectus for such shares. Performance of class Y shares, which incur neither a front-end load, distribution fee, nor contingent deferred sales charge, will differ from performance of class A, B, C, and M shares, which are discussed more extensively in the annual report.

SEMIANNUAL RESULTS AT A GLANCE

-----------------------------------------------------------------------------

Total return for periods ended 2/28/02

                                                               NAV
6 months                                                     -0.74%
1 year                                                       -1.53
Life of fund (since class A inception, 12/31/97)             -0.14
Annual average                                               -0.03

Share value:                                                   NAV

8/31/01                                                      $5.81
2/28/02                                                      $5.42

-----------------------------------------------------------------------------

Distributions:     No.       Income      Capital gains        Total

                   6       $0.342895          --           $0.342895
-----------------------------------------------------------------------------

Please note that past performance is not indicative of future results. More recent returns may be more or less than those shown. Returns shown for class Y shares for periods prior to their inception are derived from the historical performance of class A shares, and are not adjusted to reflect the initial sales charge currently applicable to class A shares. These returns have not been adjusted to reflect differences in operating expenses which, for class Y shares, typically are lower than the operating expenses applicable to class A shares. All returns assume reinvestment of distributions at net asset value. Investment return and principal value will fluctuate so your shares, when redeemed, may be worth more or less than their original cost. See full report for information on comparative benchmarks. If you have questions, please consult your fund prospectus or call Putnam toll free at 1-800-752-9894.